UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011.

Commission File Number 333-170434

Sumitomo Mitsui Trust Holdings, Inc.

(Translation of registrant’s name into English)

9-2, Marunouchi, 1-chome

Chiyoda-ku, Tokyo 100-6611

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K contains the following:

1.	Financial Results

2.	Explanatory Material 2nd Quarter of Fiscal Year 2011 ended on Sep. 30, 2011

3.	Supplemental material on financial results 2nd Quarter of Fiscal Year 2011 ended on Sep. 30, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Trust Holdings, Inc.

Date: November 14, 2011	By:	/s/ Tadashi Nishimura
		Name:	Tadashi Nishimura
		Title:	Executive Officer

Sumitomo Mitsui Trust Holdings, Inc. Financial Results for the First Half of the Fiscal Year 2011 [Japanese GAAP] (Consolidated)

November 14, 2011

Stock exchange listings	: Tokyo, Osaka and Nagoya (code:8309)
URL	: http://www.smth.jp/en/index.html
Representative	: Kazuo Tanabe, President
For inquiry	: Tadashi Nishimura, Executive Officer,
General Manager of Financial Planning Department
TEL +81-3-3286-8354
Filing date of quarterly securities report (Scheduled)	: November 29, 2011
Trading accounts	: Established
Payment date of cash dividends (Scheduled)	: December 2, 2011
Supplementary explanatory material	: Prepared
Information meeting (Scheduled)	: Yes (for institutional investors and analysts)

(All amounts less than one million yen are disregarded.)

1. Consolidated Financial Results for the First Half of the Fiscal Year 2011 (April 1, 2011 through September 30, 2011)

(1) Consolidated Results of Operations	(%: Change from the same period in the previous fiscal year)

	Ordinary Income		Ordinary Profit		Net income
Six months ended	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
September 30, 2011	623,302	247.8	155,296	209.9	128,109	299.4
September 30, 2010	179,238	(1.4)	50,104	45.7	32,071	68.0

(Note) Comprehensive Income:	September 30, 2011 93,946 millions of yen (–%);
September 30, 2010 — millions of yen (–%)

	Net Income per Common Share	Net Income per Common Share (Fully Diluted)
Six months ended	Yen	Yen
September 30, 2011	30.29	—
September 30, 2010	19.34	—

(Note)	Net income per common share (fully diluted) for the first half of the fiscal year 2011 is not stated as there are no potential shares that would have a dilutive effect.
(Note)	Net income per common share (fully diluted) for the first half of the fiscal year 2010 is not stated as there are no potential shares.

(2) Consolidated Financial Conditions

	Total Assets	Net Assets	Net Assets to Total Assets Ratio	Consolidated BIS Capital Adequacy Ratio
As of	Millions of Yen	Millions of Yen	%	%
September 30, 2011	35,180,904	2,264,766	4.9	16.52
March 31, 2011	14,231,070	844,130	4.6	16.46

(Reference) Net Assets less Minority Interests:	September 30, 2011 1,752,718 million yen;
March 31, 2011 656,476 million yen

(Note)	Net Assets to Total Assets Ratio = (Net Assets - Subscription Rights to Shares - Minority Interests) / Total Assets
(Note)

BIS Capital Adequacy ratio is calculated in accordance with the “Standard for Determining Bank Holding Company Capital Adequacy in Light of Assets Held by a Bank Holding Company or its Subsidiaries, Pursuant to Article 52-25 of the Banking Act” (Financial Service Agency Notification No.20, 2006).

The figure as of September 30, 2011 is the consolidated Net Assets to Total Assets Ratio for Sumitomo Mitsui Trust Holdings, Inc. (“SMTH”) for the six months ended September 30, 2011, calculated according to Standard 1.

The figure as of March 31, 2011 is the consolidated Net Assets to Total Assets Ratio for the former Chuo Mitsui Trust Holdings, Inc (“CMTH”) for the fiscal year ended March 31, 2011, calculated according to Standard 2.

Preliminary data for the six months ended September 30, 2011.

2. Cash Dividends on Common Share

	Annual Cash Dividends per Common Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
Fiscal year ended	Yen	Yen	Yen	Yen	Yen
March 31, 2011	—	4.00	—	4.00	8.00
Fiscal year ending
March 31, 2012	—	4.00
Fiscal year ending
March 31, 2012 (forecast)			—	4.00	8.00

(Note)	Revision of the latest dividend forecast announced: None
(Note)	The figures above show the cash dividends on common shares. For other classes of SMTH shares with differing rights, please refer to “Cash Dividends on Preferred Shares.”

3. Consolidated Earnings Forecasts for the Fiscal Year 2011

(April 1, 2011 through March 31, 2012)

	(%: Change from the previous fiscal year)

	Ordinary Profit		Net Income		Net Income per Common Share
Fiscal year ending	Millions of Yen	%	Millions of Yen	%	Yen
March 31, 2012	265,000	212.8	180,000	280.7	42.23

(Note)	Revision of the latest consolidated earnings forecast announced: Yes

4. Other Information

(1) Changes in Important Subsidiaries during the First Half of the Fiscal Year 2011: Yes

(Changes in specified subsidiaries resulting from changes in the scope of the consolidation)

Included:	6 companies	The Sumitomo Trust and Banking Co. Ltd., STB Preferred Capital 2 (Cayman) Limited,
STB Preferred Capital 3 (Cayman) Limited, STB Preferred Capital 4 (Cayman) Limited,
STB Preferred Capital 5 (Cayman) Limited, Japan Trustee Services Bank Ltd.
Excluded:	—

(For details, please refer to page 2, “1. Other Information” in “Accompanying Materials.”)

(2)	Changes in Accounting Policies, Changes in Accounting Estimates and Restatements

 Changes in accounting policies due to revision of accounting standards	: None

‚ Changes in accounting policies due to reasons other than the above	: None

ƒ Changes in accounting estimates	: None

„ Restatements	: None

(3)	Number of Shares Issued (Common shares)

	Number of shares issued (including treasury stock)

September 30, 2011	4,153,486,408	shares	March 31, 2011	1,658,426,267	shares

‚	Number of treasury stock

September 30, 2011	733,379	shares	March 31, 2011	411,673	shares

ƒ	Average number of shares issued (first half of the fiscal year)

September 30, 2011	4,152,838,119	shares	September 30, 2010	1,658,055,685	shares

(Summary of Non-consolidated Financial Results)

Non-consolidated Financial Results for the First Half of the Fiscal Year 2011 (April 1, 2011 through September 30, 2011)

(1) Non-consolidated Results of Operations	(%: Change from the same period in the previous fiscal year)

	Operating Income		Operating Profit		Ordinary Profit		Net Income
Six months ended	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
September 30, 2011	18,851	(8.1)	12,963	(14.9)	11,688	(12.2)	11,685	(10.3)
September 30, 2010	20,512	77.7	15,230	148.6	13,315	118.8	13,031	114.6

Net Income per Common Share
Six months ended	Yen
September 30, 2011	2.25
September 30, 2010	7.85

(2) Non-consolidated Financial Conditions

	Total Assets	Net Assets	Net Assets to Total Assets Ratio
As of	Millions of Yen	Millions of Yen	%
September 30, 2011	1,935,230	1,743,641	90.1
March 31, 2011	794,198	601,370	75.7

(Reference) Net Assets: September 30, 2011 1,743,640 million yen; March 31, 2011 601,370 million yen

(Note) Net Assets to Total Assets Ratio = (Net Assets - Subscription Rights to Shares) / Total Assets

Statement Concerning the Status of the Interim Audit Process

This summary earnings report is not subject to interim audit pursuant to the Financial Instruments and Exchange Act, and at the time of the release of this summary earnings report an interim audit pursuant to the Financial Instruments and Exchange Act had not been completed.

Explanation for proper use of forecasts and other comments

•

Forecasts presented herein are based on the information that is currently possessed by SMTH and certain reasonable assumptions. Actual results may differ materially from those forecasts depending on various future events and conditions.

•

As a specified business entity (a company engaged in the businesses specified in Article 17-15(2) of the Cabinet Office Ordinance on Disclosure of Corporate Affairs) SMTH has prepared consolidated and non-consolidated financial statements for the first half of this fiscal year.

•

SMTH conducted a share exchange on April 1, 2011 under which SMTH became the parent company and The Sumitomo Trust and Banking Co., Ltd. (“STB”) became the wholly owned subsidiary. Based on the Accounting Standard for Business Combinations, this share exchange is a reverse acquisition wherein SMTH is considered to be the acquired company and STB to be the acquiring company. Therefore, the consolidated assets and liabilities of SMTH were transferred to the consolidated balance sheets of STB at fair value. As a result, the figures for the first half of the fiscal year 2011 changed substantially when compared with those for the first half of fiscal year 2010 or fiscal year 2010.

•

SMTH intends to convene an earnings conference for institutional investors and analysts. We intend to post the content of this conference (audio) on our company website along with the materials presented during the conference.

(Cash Dividends on Preferred Shares)

Cash dividends per share on preferred shares are as below:

The First Series of Class 7 Preferred Shares	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal year ended
March 31, 2011
Fiscal year ending
March 31, 2012	—	21.15

Fiscal year ending
March 31, 2012 (forecast)			—	21.15	42.30

(Note)	Revision of the latest dividend forecast announced: None
(Note)	The First Series of Class 7 Preferred Shares was issued on April 1, 2011 in exchange for the First Series of Class 2 Preferred Shares of STB due to the share exchange.

(Reference) Cash Dividends on Common Share and the First Series of Class 2 Preferred Shares of The Sumitomo Trust and Banking Co., Ltd.

The Sumitomo Trust and Banking Co. Ltd. Common Shares	Annual Cash Dividends per Common Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal year ended
March 31, 2011	—	6.00	—	8.00	14.00

(Note)	While all the common shares of STB were acquired by SMTH in the share exchange for common shares of SMTH on April 1, 2011, the year-end dividend for the fiscal year 2010 (from April 1, 2010, to March 31, 2011) was paid by STB based on the last Register of Shareholders as of March 31, 2011.

The Sumitomo Trust and Banking Co., Ltd. First Series of Class 2 Preferred Shares	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal year ended
March 31, 2011	—	21.15	—	21.15	42.30

(Note)	While all the First Series of Class 2 Preferred Shares of STB were acquired by SMTH in the share exchange for the First Series of Class 7 Preferred Shares of SMTH on April 1, 2011, the year-end dividends for the fiscal year 2010 (from April 1, 2010, to March 31, 2011) were paid by STB based on the last Register of Shareholders as of March 31, 2011.

[Accompanying Materials]

1

1. Other Information

(1)	Changes in Important Subsidiaries during the First Half of the Fiscal Year 2011

(Changes in specified subsidiaries resulted in changes in the scope of consolidation)

Details of changes in specified subsidiaries resulting from changes in the scope of consolidation during the first half of the fiscal year 2011 (6 newly included companies) are as below.

Name	Address	Capital Stock (Millions of Yen)	Main Business Area	Share of Voting Rights Held
(Consolidated subsidiaries) The Sumitomo Trust and Banking Co. Ltd.	Chuo-ku, Osaka	342,037	Trust Banking Business	100.00%
STB Preferred Capital 2 (Cayman) Limited	George Town, Grand Cayman, British West Indies	51,500	Financial-related Business	100.00%
STB Preferred Capital 3 (Cayman) Limited	George Town, Grand Cayman, British West Indies	51,500	Financial-related Business	100.00%
STB Preferred Capital 4 (Cayman) Limited	George Town, Grand Cayman, British West Indies	111,600	Financial-related Business	100.00%
STB Preferred Capital 5 (Cayman) Limited	George Town, Grand Cayman, British West Indies	70,900	Financial-related Business	100.00%
Japan Trustee Services Bank, Ltd.	Chuo-ku, Tokyo	51,000	Trust Banking Business	66.66%

(2)	Changes in Accounting Policies, Changes in Accounting Estimates and Restatements

SMTH conducted a share exchange on April 1, 2011 under which SMTH became the parent company and STB became the wholly owned subsidiary. Based on the Accounting Standard for Business Combinations, this share exchange is a reverse acquisition wherein SMTH is considered the acquired company and STB the acquiring company. Therefore, the consolidated assets and liabilities of SMTH were transferred to the consolidated balance sheets of STB at fair value. Therefore, there is no continuity from our consolidated financial statements for the prior fiscal year to our interim consolidated financial statements.

SMTH adopted ASBJ Statement No. 24 “Accounting Standard for Accounting Changes and Error Corrections” (issued by ASBJ on December 4, 2009) and Implementation Guidance No. 24 “Guidance on Accounting Standard for Accounting Changes and Error Corrections” (issued by ASBJ on December 4, 2009) for accounting changes and corrections of past errors at the beginning of the first half of the fiscal year 2011, and we have presented financial data from CMTH for comparison.

2

2. Interim Consolidated Financial Statements

(1) Interim Consolidated Balance Sheets

	(Millions of Yen)
	As of March 31, 2011	As of September 30, 2011
Assets:
Cash and Due from Banks	502,160	2,214,793
Call Loans and Bills Bought	6,936	289,856
Receivables under Resale Agreements	—	51,574
Receivables under Securities Borrowing Transactions	9,378	7,764
Monetary Claims Bought	99,921	483,836
Trading Assets	36,568	666,536
Money Held in Trust	2,065	24,256
Securities	3,710,513	7,569,596
Loans and Bills Discounted	8,864,266	20,593,126
Foreign Exchanges	12,259	6,656
Lease Receivables and Investment Assets	—	565,193
Other Assets	393,956	1,470,991
Tangible Fixed Assets	123,584	240,020
Intangible Fixed Assets	56,994	208,025
Deferred Tax Assets	143,055	278,854
Customers’ Liabilities for Acceptances and Guarantees	317,098	660,480
Allowance for Loan Losses	(47,690)	(150,660)

Total Assets	14,231,070	35,180,904

Liabilities:
Deposits	9,292,002	22,191,060
Negotiable Certificates of Deposit	327,020	2,679,771
Call Money and Bills Sold	351,956	361,325
Payables under Repurchase Agreements	—	140,533
Payables under Securities Lending Transactions	1,161,653	648,420
Trading Liabilities	7,716	179,664
Borrowed Money	678,983	1,598,469
Foreign Exchanges	—	70
Short-term Bonds Payable	—	331,660
Bonds Payable	267,247	949,527
Borrowed Money from Trust Account	801,657	2,016,429
Other Liabilities	156,055	1,090,524
Provision for Bonuses	3,133	11,409
Provision for Directors’ Bonuses	—	102
Provision for Retirement Benefits	2,859	14,720
Provision for Directors’ Retirement Benefits	253	184
Provision for Reimbursement of Deposits		6,316
Provision for Contingent Loss	15,335	17,705
Provision for Relocation Expenses		9,090
Deferred Tax Liabilities	3,967	3,544
Deferred Tax Liabilities for Land Revaluation	—	5,124
Acceptances and Guarantees	317,098	660,480

Total Liabilities	13,386,939	32,916,138

3

(Continued)

	(Millions of Yen)
	As of March 31, 2011	As of September 30, 2011
Net Assets:
Capital Stock	261,608	261,608
Capital Surplus	—	859,497
Retained Earnings	406,002	679,162
Treasury Stock	(282)	(111)

Total Shareholders’ Equity	667,328	1,800,158

Valuation Difference on Available-for-Sale Securities	4,408	(20,090)
Deferred Gains or Losses on Hedges	3,406	(7,240)
Revaluation Reserve for Land	(16,537)	(5,560)
Foreign Currency Translation Adjustment	(2,129)	(14,548)

Total Accumulated Other Comprehensive Income	(10,851)	(47,439)

Subscription Rights to Shares	—	1
Minority Interests	187,653	512,046

Total Net Assets	844,130	2,264,766

Total Liabilities and Net Assets	14,231,070	35,180,904

4

(2) Interim Consolidated Statements of Income and Interim Consolidated Statement of Comprehensive Income

Interim Consolidated Statements of Income

	(Millions of Yen)
	Six Months Ended September 30, 2010	Six Months Ended September 30, 2011
Ordinary Income:	179,238	623,302
Trust Fees	23,372	50,040
Interest Income:	81,042	186,602
Interest on Loans and Discounts	54,658	122,530
Interest and Dividends on Securities	23,616	57,438
Fees and Commissions	43,193	128,822
Trading Income	1,494	3,276
Other Ordinary Income	23,567	242,451
Other Income	6,567	12,109

Ordinary Expenses:	129,133	468,005

Interest Expenses:	30,752	59,679
Interest on Deposits	21,038	37,193
Fees and Commissions Payments	10,549	31,370
Trading Expenses	40	208
Other Ordinary Expenses	4,852	159,039
General and Administrative Expenses	69,713	190,390
Other Expenses	13,224	27,315

Ordinary Profit:	50,104	155,296

Extraordinary Income:	7,503	46,340
Gain on Disposal of Noncurrent Assets	13	279
Gain on Amortization of Negative Goodwill	—	46,061
Reversal of Allowance for Loan Losses	5,815
Recoveries of Written-off Claims	1,675
Extraordinary Loss:	2,774	7,213
Loss on Disposal of Noncurrent Assets	161	289
Impairment Loss	—	4,131
Management Integration Expenses	2,132
Other Extraordinary Losses	481	2,792

Income before Income Taxes and Minority Interests	54,833	194,423

Income Taxes:	18,796	55,400
Current	3,621	20,389
Deferred	15,175	35,011

Income before Minority Interests	36,037	139,022

Minority Interests in Income	3,965	10,913

Net Income	32,071	128,109

5

Interim Consolidated Statement of Comprehensive Income

(Millions of Yen)
Six Months Ended September 30, 2011
Income before Minority Interests	139,022

Other Comprehensive Income:	(45,075)
Valuation Difference on Available-for-Sale Securities	(26,303)
Deferred Gains or Losses on Hedges	(14,119)
Foreign Currency Translation Adjustment	(1,635)
Attributable to Equity Method Affiliates	(3,016)

Comprehensive Income:	93,946

Comprehensive Income Attributable to Owners of the Parent	83,388
Comprehensive Income Attributable to Minority Interests	10,557

6

(3) Interim Consolidated Statements of Changes in Net Assets

	(Millions of Yen)
	Six Months Ended September 30, 2010	Six Months Ended September 30, 2011
Shareholders’ Equity:
Capital Stock:
Balance at the Beginning of the Current Period	261,608	342,037
Changes during the Period
Increase from Share Exchange	—	(80,428)

Total Changes during the Period	—	(80,428)

Balance at the End of the Current Period	261,608	261,608

Capital Surplus:
Balance at the Beginning of the Current Period	—	297,051
Changes during the Period
Cash Dividends	—	(6,632)
Increase from Share Exchange	—	569,542
Disposal of Treasury Stock	—	18
Retirement of Treasury Stock	—	(482)

Total Changes during the Period	—	562,446

Balance at the End of the Current Period	—	859,497

Retained Earnings:
Balance at the Beginning of the Current Period	377,619	565,908
Changes during the Period
Cash Dividends	(13,264)	(15,701)
Net Income	32,071	128,109
Disposal of Treasury Stock	(1)	—
Reversal of Revaluation Reserve for Land	—	846

Total Changes during the Period	18,805	113,254

Balance at the End of the Current Period	396,425	679,162

Treasury Stock:
Balance at the Beginning of the Current Period	(270)	(482)
Changes during the Period
Purchase of Treasury Stock	(5)	(126)
Disposal of Treasury Stock	3	15
Retirement of Treasury Stock	—	482

Total Changes during the Period	(2)	371

Balance at the End of the Current Period	(272)	(111)

Total Shareholders’ Equity:
Balance at the Beginning of the Current Period	638,957	1,204,514
Changes during the Period
Cash Dividends	(13,264)	(22,333)
Net Income	32,071	128,109
Increase from Share Exchange	—	489,114
Purchase of Treasury Stock	(5)	(126)
Disposal of Treasury Stock	1	34
Reversal of Revaluation Reserve for Land	—	846

Total Changes during the Period	18,803	595,643

Balance at the End of the Current Period	657,761	1,800,158

7

(Continued)

	(Millions of Yen)
	Six Months Ended September 30, 2010	Six Months Ended September 30, 2011
Accumulated Other Comprehensive Income:
Valuation Difference on Available-for-Sale Securities:
Balance at the Beginning of the Current Period	35,002	6,064
Changes during the Period
Net Changes of Items other than Shareholders’ Equity	(17,251)	(26,155)

Total Changes during the Period	(17,251)	(26,155)

Balance at the End of the Current Period	17,750	(20,090)

Deferred Gains or Losses on Hedges:
Balance at the Beginning of the Current Period	2,705	9,650
Changes during the Period
Net Changes of Items other than Shareholders’ Equity	2,100	(16,890)

Total Changes during the Period	2,100	(16,890)

Balance at the End of the Current Period	4,805	(7,240)

Revaluation Reserve for Land:
Balance at the Beginning of the Current Period	(15,532)	(4,714)
Changes during the Period
Net Changes of Items other than Shareholders’ Equity	—	(846)

Total Changes during the Period	—	(846)

Balance at the End of the Current Period	(15,532)	(5,560)

Foreign Currency Translation Adjustment:
Balance at the Beginning of the Current Period	(1,738)	(12,873)
Changes during the Period
Net Changes of Items other than Shareholders’ Equity	(264)	(1,674)

Total Changes during the Period	(264)	(1,674)

Balance at the End of the Current Period	(2,002)	(14,548)

Total Accumulated Other Comprehensive Income:
Balance at the Beginning of the Current Period	20,436	(1,872)
Changes during the Period
Net Changes of Items other than Shareholders’ Equity	(15,415)	(45,566)

Total Changes during the Period	(15,415)	(45,566)

Balance at the End of the Current Period	5,021	(47,439)

Subscription Rights to Shares:
Balance at the Beginning of the Current Period	—	—
Changes during the Period
Net Changes of Items other than Shareholders’ Equity	—	1

Total Changes during the Period	—	1

Balance at the End of the Current Period	—	1

Minority Interests:
Balance at the Beginning of the Current Period	187,161	304,454
Changes during the Period
Net Changes of Items other than Shareholders’ Equity	172	207,592

Total Changes during the Period	172	207,592

Balance at the End of the Current Period	187,333	512,046

8

(Continued)

	(Millions of Yen)
	Six Months Ended September 30, 2010	Six Months Ended September 30, 2011
Total Net Assets:
Balance at the Beginning of the Current Period	846,556	1,507,095
Changes during the Period
Cash Dividends	(13,264)	(22,333)
Net Income	32,071	128,109
Increase from Share Exchange	—	489,114
Purchase of Treasury Stock	(5)	(126)
Disposal of Treasury Stock	1	34
Reversal of Revaluation Reserve for Land	—	846
Net Changes of Items other than Shareholders’ Equity	(15,243)	162,026

Total Changes during the Period	3,559	757,670

Balance at the End of the Current Period	850,115	2,264,766

9

(4) Note on Going Concern Assumptions

There is no applicable information.

10

(5) Note on Business Combination

On August 24, 2010, CMTH concluded a share exchange agreement and a management integration agreement with STB. Subsequent to the approval at the extraordinary general meeting of shareholders held on December 22, 2010, the share exchange was performed on April 1, 2011 as the effective date. CMTH changed its trade name to Sumitomo Mitsui Trust Holdings, Inc. (“SMTH”).

1. Outline of Business Combination

(1) Name and Business Content of Acquired Company

Name of acquired company	Chuo Mitsui Trust Holdings, Inc.
Business content	Bank holding company

(2) Main Reasons for Business Combination

CMTH and STB aim to create “The Trust Bank,” a new trust bank group that, with a combination of significant expertise and comprehensive capabilities, will provide better and swifter comprehensive solutions to their clients than ever before, by combining their personnel, know-how and other managerial resources and fusing both groups’ strengths, such as the diversity of the STB group and the agility of the CMTH group.

(3) Date of Business Combination

April 1, 2011

(4) Legal Form of Business Combination

Share exchange, under which CMTH became the parent company, and STB became the wholly owned subsidiary.

(5) Name of Company after Business Combination

Sumitomo Mitsui Trust Holdings, Inc.

(6) Acquired Voting Rights Ratio

100%

(7) Main Grounds for the Determination of the Acquiring Company

SMTH has adopted ASBJ Statement No.21 “Accounting Standard for Business Combinations” (issued by ASBJ on December 26, 2008) and Implementation Guidance No.10 “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (issued by ASBJ on December 26, 2008). According to them, shareholders of STB, which is a wholly owned subsidiary company in the share exchange, hold the majority of voting rights of the company following the business combination. Therefore, it was decided that under the Accounting Standard for the Business Combinations, STB would be the acquiring company, with CMTH as the acquired company.

11

2. Period of Earnings of the Acquired Company included in the Interim Consolidated Statements of Income Described at Acquisition Cost of the Acquired Company

April 1, 2011 through September 30, 2011

3. Acquisition Cost of the Acquired Company

489,114 million yen

4. Share Exchange Ratio by Type of Share, Calculation Method, and Number of Shares Delivered

(1) Share Exchange Ratio by Type of Share

(a) Common Shares

For each common share of STB, 1.49 shares of common share of SMTH have been allotted and delivered.

(b) Preferred Shares

For each First Series of Class 2 Preferred Shares of STB, one share of the First Series of Class 7 Preferred Shares of SMTH has been allotted and delivered.

(2) Calculation Method of the Share Exchange Ratio

(a) Common Shares

In order to support the respective efforts of CMTH and STB to ensure the fairness of the exchange ratio of common shares (hereinafter, “Common Share Exchange Ratio”) for this share exchange, CMTH had requested JP Morgan Securities Japan Co., Ltd. and Nomura Securities Co., Ltd. to perform financial analyses, while STB had requested UBS Securities Japan Ltd. and Daiwa Securities Capital Markets Co., Ltd., to perform similar analyses. Referring to the results of those financial analyses, CMTH and STB, on several occasions, conducted careful negotiations and discussions on the Common Share Exchange Ratio, comprehensively taking into consideration factors such as the financial position, assets, and future prospects of each party. As a result, CMTH and STB have reached the conclusion that the above Common Share Exchange Ratio is appropriate.

(b) Preferred Shares

CMTH and STB had agreed that the terms and conditions of the First Series of SMTH Class 7 Preferred Shares shall be substantially the same as those of the First Series of Class 2 Preferred Shares, and reached the conclusion that the above share exchange ratio for preferred shares is appropriate, after comprehensively taking into consideration the “bond-type” nature of those shares and the fact that there is no market price for the First Series of Class 2 Preferred Shares.

(3) Number of Shares Delivered

(a) Common Shares

2,495,060,141 shares

(b) Preferred Shares

109,000,000 shares

5. Amount of Gain on Amortization of Negative Goodwill and Reason for Recognizing Negative Goodwill

(1) Amount of Gain on Amortization of Negative Goodwill

43,431 million yen

(2) Reason for Recognizing Negative Goodwill

Negative goodwill was recognized as the shareholders’ equity (deducting minority interest from net of assets and liabilities acquired) exceeded the acquisition cost of acquired company.

6. Amount of Assets Acquired and Liabilities Acquired on Date of Business Combination

(1) Assets

Total Assets	14,158,131 million yen
Loans and Bills Discounted	8,855,145 million yen

(2) Liabilities

Total Liabilities	13,437,699 million yen
Deposits	9,326,751 million yen

12

3. Interim Non-Consolidated Financial Statements

(1) Interim Non-Consolidated Balance Sheets

	(Millions of Yen)
	As of March 31, 2011	As of September 30, 2011
Assets:
Current Assets:
Cash and Due from Banks	1,462	1,843
Securities	23,000	27,000
Accrued Income	0	1
Income Tax Refunds Receivable	3,438	2,955
Other Current Assets	868	714

Total Current Assets	28,769	32,514

Non-Current Assets:
Tangible Fixed Assets	1	0
Intangible Fixed Assets	7	6
Investments and Other Assets	765,419	1,902,708
Investment Securities	652	652
Investments in Subsidiaries and Affiliates	764,391	1,901,700
Other Investments	376	356

Total Non-Current Assets	765,428	1,902,715

Total Assets	794,198	1,935,230

Liabilities:
Current Liabilities:
Accrued Expenses	1,365	1,394
Income Taxes Payable	2	9
Provision for Bonuses	90	183
Other Current Liabilities	296	135

Total Current Liabilities	1,755	1,722

Non-Current Liabilities:
Bonds Payable	189,700	189,700
Provision for Retirement Benefits	1,177	—
Other Non-Current Liabilities	195	166

Total Non-Current Liabilities	191,072	189,866

Total Liabilities	192,827	191,588

Net Assets:
Shareholders’ Equity:
Capital Stock	261,608	261,608
Capital Surplus
Legal Capital Surplus	65,411	702,933
Other Capital Surplus	53,254	553,011

Total Capital Surplus	118,665	1,255,945

Retained Earnings
Other Retained Earnings	221,379	226,432
Retained Earnings Brought Forward	221,379	226,432

Total Retained Earnings	221,379	226,432

Treasury Stock	(282)	(346)

Total Shareholders’ Equity	601,370	1,743,640

Subscription Rights to Shares	—	1

Total Net Assets	601,370	1,743,641

Total Liabilities and Net Assets	794,198	1,935,230

13

(2) Interim Non-Consolidated Statements of Income

	(Millions of Yen)
	Six Months Ended September 30, 2010	Six Months Ended September 30, 2011
Operating Income:
Dividends Received from Subsidiaries	17,068	14,771
Fees Received from Subsidiaries	3,444	4,079

Total Operating Income	20,512	18,851

Operating Expenses:
Interest on Bonds	3,783	3,741
General and Administrative Expenses	1,498	2,146

Total Operating Expenses	5,281	5,887

Operating Profit	15,230	12,963

Non-Operating Income	32	20
Non-Operating Expenses	1,947	1,295

Ordinary Profit	13,315	11,688

Extraordinary Income	22	—

Income before Income Taxes	13,338	11,688

Income Taxes:	307	3
Current	1	3
Deferred	305	—

Net Income	13,031	11,685

14

(3) Interim Non-Consolidated Statements of Changes in Net Assets

	(Millions of Yen)
	Six Months Ended September 30, 2010	Six Months Ended September 30, 2011
Shareholders’ Equity:
Capital Stock:
Balance at the Beginning of the Current Period	261,608	261,608
Changes during the Period

Total Changes during the Period	—	—

Balance at the End of the Current Period	261,608	261,608

Capital Surplus:
Legal Capital Surplus:
Balance at the Beginning of the Current Period	65,411	65,411
Changes during the Period
Increase from Share Exchange	—	1,137,308
Reversal of Legal Capital Surplus	—	(499,786)

Total Changes during the Period	—	637,522

Balance at the End of the Current Period	65,411	702,933

Other Capital Surplus:
Balance at the Beginning of the Current Period	53,257	53,254
Changes during the Period
Reversal of Legal Capital Surplus	—	499,786
Disposal of Treasury Stock	(1)	(28)

Total Changes during the Period	(1)	499,757

Balance at the End of the Current Period	53,255	553,011

Total Capital Surplus:
Balance at the Beginning of the Current Period	118,668	118,665
Changes during the Period
Increase from Share Exchange	—	1,137,308
Disposal of Treasury Stock	(1)	(28)

Total Changes during the Period	(1)	1,137,280

Balance at the End of the Current Period	118,666	1,255,945

Retained Earnings:
Other Retained Earnings:
Balance at the Beginning of the Current Period	232,368	221,379
Changes during the Period
Cash Dividends	(13,264)	(6,632)
Net Income	13,031	11,685

Total Changes during the Period	(233)	5,053

Balance at the End of the Current Period	232,135	226,432

Total Retained Earnings:
Balance at the Beginning of the Current Period	232,368	221,379
Changes during the Period
Cash Dividends	(13,264)	(6,632)
Net Income	13,031	11,685

Total Changes during the Period	(233)	5,053

Balance at the End of the Current Period	232,135	226,432

15

(Continued)

	(Millions of Yen)
	Six Months Ended September 30, 2010	Six Months Ended September 30, 2011
Treasury Stock:
Balance at the Beginning of the Current Period	(270)	(282)
Changes during the Period
Purchase of Treasury Stock	(5)	(126)
Disposal of Treasury Stock	3	62

Total Changes during the Period	(2)	(64)

Balance at the End of the Current Period	(272)	(346)

Total Shareholders’ Equity:
Balance at the Beginning of the Current Period	612,375	601,370
Changes during the Period
Cash Dividends	(13,264)	(6,632)
Net Income	13,031	11,685
Increase from Share Exchange	—	1,137,308
Purchase of Treasury Stock	(5)	(126)
Disposal of Treasury Stock	1	34

Total Changes during the Period	(237)	1,142,269

Balance at the End of the Current Period	612,138	1,743,640

Subscription Rights to Shares:
Balance at the Beginning of the Current Period	—	—
Changes during the Period
Net Changes of Items other than Shareholders’ Equity	—	1

Total Changes during the Period	—	1

Balance at the End of the Current Period	—	1

Total Net Assets:
Balance at the Beginning of the Current Period	612,375	601,370
Changes during the Period
Cash Dividends	(13,264)	(6,632)
Net Income	13,031	11,685
Increase from Share Exchange	—	1,137,308
Purchase of Treasury Stock	(5)	(126)
Disposal of Treasury Stock	1	34
Net Changes of Items other than Shareholders’ Equity	—	1

Total Changes during the Period	(237)	1,142,270

Balance at the End of the Current Period	612,138	1,743,641

16

(4) Note on Going Concern Assumptions

There is no applicable information.

17

Cautionary Statement Regarding Forward-Looking Statements

This material contains forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995) regarding our intent, belief or current expectations in respect to our future financial conditions, operating results and overall management. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Such forward-looking statements are not guarantees of future performance and actual results may differ, owing to risks and uncertainties, including without limitation: (1) potential difficulties in integrating the management and business operations of our subsidiaries; (2) our ability to successfully execute our group business strategies; and (3) unanticipated events that result in an increase in our credit costs and a deterioration in the quality of our group companies’ loan portfolios. Given such risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the release date of this material. We undertake no obligation to update or revise any forward-looking statements. In addition to this material, please refer to our most recently disclosed documents, such as our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, or press releases we have issued, for a more detailed description of matters that may affect our financial condition and operating results.

18

Explanatory Material

2nd Quarter of Fiscal Year 2011

ended on Sep. 30, 2011

Sumitomo Mitsui Trust Holdings, Inc.

Summary of the financial results

1. Financial results	Summary 1-3
2. Financial conditions	Summary 3-5
3. Forecast for FY2011	Summary 5
4. Accounting for business combination related to the Management Integration	Summary 6

Financial figures

1. Outline of the status of profit and loss	1-2
2. Major subsidiaries	3
3. Yields and margins	4
4. Net gains on securities	4
5. Unrealized gains/ losses on investment securities	5-7
(1) Securities with fair value
(2) Securities with no available fair value
(3) Domestic LBO finance
(4) Off-balance risk from Special Purpose Entities (SPEs)
6. Maturity ladder of securities	8
(Held-to-maturity debt securities with fair value and Available-for-sale securities with fair value)
7. Shareholdings	8
(1) Balance of listed stocks
(2) Selling amount of cross shareholdings (Cost basis)
8. Deferred unrealized gains/ losses on Hedge accounting applied derivative transactions	8
9. BIS capital adequacy ratio (Basel II)	9
10. ROE	9
11. Loans and Deposits (Banking a/c and Principal guaranteed trust a/c combined)	10
(1) Balance of loans and deposits
(2) Ending balance of domestic deposits classified by depositors (Domestic branches)
12. Loans (Banking a/c and Principal guaranteed trust a/c combined)	11
(1) Loans to small and mid-sized enterprises (SMEs)
(2) Loans to individuals
(3) Overseas loans by borrowers’ location
(4) Loans by industry
13. Problem assets based on the Financial Reconstruction Act (Banking a/c and Principal guaranteed trust a/c combined)	12-13
(1) Problem assets based on the Financial Reconstruction Act (After partial direct written-off)
(2) Coverage ratio and allowance ratio of Problem assets based on the Financial Reconstruction Act
(3) Problem assets based on the Financial Reconstruction Act by industry
14. Self-Assessment and problem assets based on the Financial Reconstruction Act (Banking a/c and Principal guaranteed trust a/c combined)	13
15. Allowance for loan losses	14
(1) Allowance for loan losses
(2) Allowance ratio for loans to special mention/ ordinary debtors (general allowance for loan losses)
16. Retirement benefits	15
17. Deferred tax assets	16

< Definition of terms in this document >
SMTH : Sumitomo Mitsui Trust Holdings, Inc.	CMTH : Former Chuo Mitsui Trust Holdings, Inc.
CMTB : The Chuo Mitsui Trust and Banking Company, Limited	CMAB : Chuo Mitsui Asset Trust and Banking Company, Limited
STB : The Sumitomo Trust and Banking, Co., Ltd.

Legal Disclaimer

Regarding forward-looking Statements contained in this material This presentation material contains information that constitutes forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors including but not limited to changes in managerial circumstances. By virtue of the aforementioned reasons, Sumitomo Mitsui Trust Holdings, Inc. hereby cautions against sole reliance on such forward-looking statements in making investment decisions.

Summary of 1HFY2011 financial results

1. Financial Results

<Consolidated>

(1) Net business profit before credit costs <1> increased by 27.0 billion yen from 1HFY2010 to 175.6 billion yen, due to the effects on consolidated accounting method resulting from the management integration, in addition to the increase in market-related profit on a non-consolidated (CMTB + CMAB + STB) basis.

(2) Total credit costs <5> stood at the reversal of 0.0 billion yen, as a result of group companies’ limited credit costs, as well as those on a non-consolidated (CMTB + CMAB + STB) basis. And consolidated net gains on stocks <6> stood at the net loss of 11.0 billion yen mainly due to the devaluation of stocks.

(3) As a result, ordinary profit <2> increased by 43.6 billion yen from 1HFY2010 to 155.2 billion yen. Net income <3> increased by 42.0 billion yen to 128.1 billion yen over the same period, due to, in addition to the above mentioned, the gain on amortization of negative goodwill (43.4 billion yen) caused by share exchange. Meanwhile, net income excluding amortization of negative goodwill <4> decreased by 1.4 billion yen to 84.6 billion yen, mainly due to the disappearance of income boosting factor regarding tax effect accounting resulting from the reorganization of subsidiaries in 1HFY2010.

[Consolidated (SMTH)]	(in billions of Yen)
		1HFY2011	1HFY2010	Change
Net business profit before credit costs (*1)	1	175.6	148.5	27.0
Ordinary profit	2	155.2	111.6	43.6
Net income	3	128.1	86.1	42.0
(excl. amortization of negative goodwill)	4	84.6	86.1	(1.4)

Total credit costs	5	0.0	2.4	(2.3)

Net gains on stocks	6	(11.0)	(1.1)	(9.8)
Losses on devaluation of stocks	7	(10.3)	(5.0)	(5.3)

Return (Net income) on equity	8	15.36%	9.77%	5.59%

(Difference from non-consolidated financial results)

Net business profit before credit costs (*2)	9	46.0	28.8	17.1
Net income (*2)	10	70.4	1.1	69.2

Total credit costs (*2)	11	0.9	(8.5)	9.4

(*1)	Consolidated net business profit before credit costs = Non-consolidated net business profit before credit costs + Subsidiary companies’ ordinary profits (non-recurring effect adjusted) + Affiliates’ ordinary profits (non-recurring effect adjusted) x Ratio of equity holdings - Intra-group transaction (dividends, etc.)
(*2)	Differences between “Consolidated (SMTH)” and “Non-consolidated (CMTB + CMAB + STB)”.

<Non-consolidated (CMTB + CMAB + STB)>

(1) Net business profit before credit costs <19> increased by 9.8 billion yen from 1HFY2010 to 129.5 billion yen, mainly due to a 16.0 billion yen increase in net gains on bonds <17>, while net interest income and related profit <13> and net fees and commissions and related profit <14> decreased.

(2) Total credit costs <35> stayed at 0.8 billion yen due to limited occurrence of new non-performing loans. And net gains on stocks <23> stood at the net loss of 23.2 billion yen, mainly due to the devaluation of some Japanese stocks resulting from the decline in stock prices.

(3) As a result, ordinary profit <26> decreased by 3.2 billion yen from 1HFY2010 to 87.5 billion yen, and net income <34> decreased by 27.2 billion yen to 57.6 billion yen over the same period mainly due to the disappearance of income boosting factor regarding tax effect accounting resulting from the reorganization of subsidiaries.

[Non-consolidated (CMTB + CMAB + STB)]	(in billions of Yen)
		1HFY2011	1HFY2010	Change
Gross business profit	12	250.8	240.6	10.1

Net interest income and related profit	13	123.4	124.9	(1.4)
Net fees and commissions and related profit	14	79.4	83.7	(4.2)
Net trading profit	15	3.1	7.0	(3.9)
Net other operating profit	16	44.7	24.9	19.8
Net gains on bonds	17	50.6	34.6	16.0

General and administrative expenses	18	(121.2)	(120.9)	(0.3)

Net business profit before credit costs	19	129.5	119.7	9.8

Net non-recurring profit	20	(45.1)	(28.8)	(16.2)

Banking a/c net credit costs	21	(6.4)	(2.5)	(3.9)
Reversal of allowance for loan losses, etc. (*3)	22	2.5	—	2.5
Net gains on stocks	23	(23.2)	(1.4)	(21.8)
Losses on devaluation of stocks	24	(21.7)	(5.0)	(16.6)
Others	25	(17.9)	(24.8)	6.9

Ordinary profit	26	87.5	90.8	(3.2)

Extraordinary profit/ loss	27	(7.5)	(6.3)	(1.2)

Impairment loss on tangible fixed assets	28	(4.0)	(0.3)	(3.6)
Impairment loss on shares of a subsidiary	29	—	(15.2)	15.2
Reversal of allowance for loan losses, etc. (*3)	30	—	13.6	(13.6)
Costs related to the Management Integration	31	(3.5)	(4.3)	0.7

Income before income taxes	32	79.9	84.5	(4.5)

Total income taxes	33	(22.3)	0.4	(22.7)

Net income	34	57.6	84.9	(27.2)

Total credit costs	35	(0.8)	11.0	(11.8)

Overhead ratio (-18 / 12)	36	48.35%	50.26%	(1.91%)

(*3)	“Reversal of allowance for loan losses” (1HFY2011:1.9bn yen, 1HFY2010:11.8bn yen) and “Recoveries of written-off claims” (1HFY2011:0.5bn yen, 1HFY2010:1.7bn yen) are included in “Net non-recurring profit” from this fiscal year, in accordance with the revision of “Practical Guidelines on Accounting Standards for Financial Instruments”.

-Summary 1-

(For reference) Overview of the business operation

<Balance of major accounts>

(1) Balance of major accounts (Banking a/c and Principal guaranteed trust a/c combined)

[Non-consolidated (CMTB + STB)]				(in billions of Yen)
		Sep. 2011 (1HFY2011) (A)	Mar. 2011 (Full FY2010) (B)	Change from Mar. 2011 (A) - (B)
Loans	(Ending balance)	21,246.5	21,417.2	(170.7)
	(Average balance)	20,198.0	19,826.8	371.2

Deposits, Trust principal (*)	(Ending balance)	23,651.9	23,327.8	324.1
	(Average balance)	23,283.2	22,463.9	819.3

(*)	Deposits: Excluding NCDs.

(2) Yields and margins (Domestic Banking a/c and Principal guaranteed trust a/c combined)

[Non-consolidated (CMTB + STB)]					(%)
	1HFY2011	2HFY2010	1HFY2010	Change from 2HFY2010	Change from 1HFY2010
Loan deposit margin	0.84	0.88	0.90	(0.04)	(0.06)
Loans and bills discounted	1.21	1.28	1.33	(0.07)	(0.12)
Deposits and trust principal	0.37	0.40	0.43	(0.03)	(0.06)

(3) Status of loans (Banking a/c and Principal guaranteed trust a/c combined)

[Non-consolidated (CMTB + STB)]		(in billions of Yen)
	Sep. 2011	Mar. 2011	Change from Mar. 2011
Loans to individuals	6,085.3	5,946.1	139.1
Residential mortgage loans	5,559.6	5,381.4	178.2

Loans to corporations	15,161.2	15,471.0	(309.8)
Japanese corporations operating overseas	1,382.5	1,411.4	(28.8)

<Investment trust and Insurance>

(1) Sales volume and sales balance of investment trust/ insurance

[Non-consolidated (CMTB + STB)]

<Sales volume>				(in billions of Yen)
	1HFY2011	2HFY2010	1HFY2010	Change from 2HFY2010	Change from 1HFY2010
Total	727.2	583.0	567.7	144.2	159.4

Investment trust	492.6	456.5	360.3	36.0	132.2
Fund wrap, SMA	34.0	31.1	25.0	2.9	9.0
Insurance	200.5	95.3	182.3	105.2	18.1

<Sales balance>		(in billions of Yen)
	Sep. 2011	Mar. 2011	Change from Mar. 2011
Total	4,115.2	4,330.2	(214.9)

Investment trust	1,929.5	2,189.5	(260.0)
Fund wrap, SMA	118.7	100.3	18.3
Insurance (*)	2,067.0	2,040.3	26.6

(*)	Definition has been standardized for the purpose of disclosing combined figure of CMTB and STB since this explanatory material. As a result, it differs from the simple sum of each company’s balance which is disclosed in FY2010 explanatory material.

(2) Fees and commissions

[Non-consolidated (CMTB + STB)]		(in billions of Yen)
	1HFY2011	1HFY2010	Change from 1HFY2010
Total	23.7	20.8	2.8

Sales fees of investment trust/ insurance	15.9	12.7	3.1
Others (management and administration )	7.8	8.0	(0.2)

-Summary 2-

<Overview of fiduciary services business>

Fees from fiduciary services business

[Non-consolidated (CMTB + CMAB + STB)]		(in billions of Yen)
	1HFY2011	1HFY2010	Change from 1HFY2010

Fees from fiduciary services business	30.6	30.6	(0.0)

Gross business profit from fiduciary services business	42.9	42.8	0.1
Fees paid for outsourcing	(12.3)	(12.1)	(0.1)

<Overview of real estate business>

Fees from real estate business

[Non-consolidated (CMTB + STB)]	(in billions of Yen)
	1HFY2011	1HFY2010	Change from 1HFY2010
Fees from real estate business	7.5	13.1	(5.5)

Real estate brokerage fees	3.7	8.6	(4.9)
Real estate trust fees, etc.	3.3	4.0	(0.6)

2. Financial conditions

<Status of the holding securities>

(1) Consolidated cost of available-for-sale securities <1> decreased by 548.1 billion yen from the end of previous fiscal year, mainly due to the decrease in non-consolidated (CMTB + CMAB + STB) cost of others <11> centering on that of U.S. treasury. Meanwhile, cost of Japanese stocks <2> increased due to the revaluation of Japanese stocks in accordance with purchase accounting method, and that of Japanese bonds <3> increased mainly due to the consolidation of Japan Trustee Services Bank, Ltd. Unrealized gains/ losses of available-for-sale securities stood at the net gains of 15.3 billion yen, as a result of a 137.9 billion yen decrease in unrealized gains of Japanese stocks <2>, while unrealized gains/ losses of Japanese bonds <3> and others <5> improved.

(2) Consolidated cost of held-to-maturity debt securities <6> decreased by 75.4 billion yen from the end of previous fiscal year to 649.4 billion yen, mainly due to the decrease in the balance of international investment on a non-consolidated (CMTB + CMAB + STB) basis, and unrealized gains/ losses of those securities stood at the net gains of 36.3 billion yen.

Securities with fair value [Consolidated (SMTH)]	(in billions of Yen)

		Sep.2011
		Cost	Fair value	Net	Change of cost from Mar. 2011	Change of net from Mar. 2011
Available-for-sale securities	1	6,807.8	6,823.1	15.3	(548.1)	(52.8)

Japanese stocks	2	893.1	838.5	(54.6)	19.2	(137.9)
Japanese bonds	3	4,411.1	4,453.9	42.7	360.4	34.9

Government bonds	4	3,600.3	3,639.6	39.2	361.6	33.2

Others	5	1,503.5	1,530.7	27.2	(927.8)	50.1

Held-to-maturity debt securities	6	649.4	685.8	36.3	(75.4)	(13.7)

[Non-consolidated (CMTB + CMAB + STB)]				(in billions of Yen)
		Sep.2011
		Cost	Fair value	Net	Change of cost from Mar. 2011	Change of net from Mar. 2011
Available-for-sale securities	7	6,071.0	6,098.0	26.9	(1,220.8)	(22.9)

Japanese stocks	8	790.8	766.5	(24.3)	(22.7)	(89.5)
Japanese bonds	9	3,784.2	3,817.7	33.5	(286.4)	25.6

Government bonds	10	2,954.9	2,983.5	28.6	(283.7)	22.6

Others	11	1,495.9	1,513.7	17.7	(911.6)	40.9

Held-to-maturity debt securities	12	648.5	685.1	36.6	(75.7)	(13.5)

-Summary 3-

<Reference 1> Breakdown of Available-for-sale securities (Others)

[Non-consolidated (CMTB + CMAB + STB)]	(in billions of Yen)

		Sep. 2011
		Cost	Fair value	Net	Change of cost from Mar. 2011	Change of net from Mar. 2011
Domestic investment (*1)	1	443.6	438.6	(4.9)	55.9	(0.7)
International investment (*1)	2	824.2	854.9	30.7	(1,026.8)	42.9

Foreign government bonds, etc.	3	281.8	296.2	14.4	(852.3)	36.9

US treasury	4	186.4	197.6	11.2	(741.6)	29.0
European government bonds (*2)	5	19.7	20.0	0.3	(143.3)	5.6

US agency MBS (*3)	6	236.7	243.6	6.8	(107.4)	9.8

Others (Investment trust, etc.) (*4)	7	228.0	220.0	(8.0)	59.2	(1.2)

Total	8	1,495.9	1,513.7	17.7	(911.6)	40.9

(*1)	Based on the location of final exposure
(*2)	Constituted by U.K. government bond only
(*3)	Constituted by GNMA only
(*4)	Uncategorizable into “Domestic investment” or “International investment”

<Reference 2> Breakdown of Held-to-maturity debt securities

[Non-consolidated (CMTB + CMAB + STB)]	(in billions of Yen)

		Sep. 2011
		Cost	Fair value	Net	Change of cost from Mar. 2011	Change of net from Mar. 2011
Japanese Government Bonds	9	174.4	182.4	8.0	(10.0)	0.1
Japanese Local Government Bonds/ Corporate Bonds	10	21.9	22.1	0.2	(0.4)	(0.0)
Others	11	452.1	480.5	28.3	(65.2)	(13.6)

Domestic investment (*)	12	88.1	90.7	2.5	4.0	0.8
International investment (*)	13	364.0	389.8	25.7	(69.3)	(14.4)

Total	14	648.5	685.1	36.6	(75.7)	(13.5)

(*)	Based on the location of final exposure

<Problem assets based on the Financial Reconstruction Act>

(1) The total balance of “Problem assets based on the Financial Reconstruction Act” <1> decreased by 4.5 billion yen from the end of previous fiscal year to 240.8 billion yen. The ratio of “Problem assets based on the Financial reconstruction Act” to the total balance <2> remained flat at 1.1% over the same period.

(2) Coverage ratios as of the end of September 2011 for “Doubtful” and “Substandard”, which are secured by collateral values and allowance for loan losses, stood at 91.7% and 75.4%, respectively, and coverage ratio for “Problem assets based on the Financial Reconstruction Act” stood at 87.9%, all of which represent sufficient levels.

[Non-consolidated (CMTB + STB)] (Banking a/c and Principal guaranteed trust a/c combined)	(in billions of Yen)

		Sep. 2011	Mar. 2011	Change from Mar. 2011	Sep. 2011
					Coverage ratio	Allowance ratio
Problem assets based on the Financial Reconstruction Act	1	240.8	245.3	(4.5)	87.9%	60.3%

Ratio to total balance	2	(1.1%)	(1.1%)	(0.0%)

Bankrupt and practically bankrupt	3	33.7	41.3	(7.5)	100.0%	100.0%
Doubtful	4	133.9	93.7	40.3	91.7%	67.7%
Substandard (a)	5	73.1	110.3	(37.2)	75.4%	26.4%

Ordinary assets	6	21,685.1	21,827.9	(142.8)

Substandard debtors (excl. Substandard) (b)	7	36.0	28.2	7.9
Other special mention debtors (excl. (a) and (b))	8	690.5	711.2	(20.7)
Ordinary debtors	9	20,958.6	21,088.5	(130.0)

-Summary 4-

<Status of BIS capital adequacy ratio (No.1 standard)>

(1) Consolidated BIS capital adequacy ratio (No.1 standard) (preliminary) and Tier I capital ratio as of the end of September 2011 stood at 16.52% and 11.65%, respectively.

[Consolidated (SMTH)]		(in billions of Yen)
		Sep. 2011 (Preliminary)
BIS capital adequacy ratio	1	16.52%

Tier I capital ratio	2	11.65%

Total qualifying capital	3	2,954.0

Tier I	4	2,082.8

Total risk-weighted assets	5	17,874.5

3. Forecast for FY2011

[Consolidated (SMTH)]

(in billions of Yen)
		Forecast for FY2011
		1HFY2011 Actual	Revised forecast (A)	Previous forecast (B)	Change (A) - (B)
Net business profit before credit costs	1	175.6	320.0	295.0	25.0

Ordinary profit	2	155.2	265.0	215.0	50.0

Net income	3	128.1	180.0	150.0	30.0

Net income (excl. amortization of negative goodwill)	4	84.6	135.0	110.0	25.0

Total credit costs	5	0.0	(20.0)	(40.0)	20.0

Dividend on common share (Yen)	6	4.00	8.00	8.00	—

Consolidated dividend payout ratio (*)	7	—	25.5%

(*)	Consolidated dividend payout ratio for FY2011 is calculated by the formula below, excluding the one-off effect of a 43.4 billion yen amortization of negative goodwill.

Consolidated dividend payout ratio = { Total amount of dividends for common shares / ( Consolidated net income (excl. amortization of negative goodwill) - Total amount of dividends for preferred shares )} x 100

[Non-consolidated (CMTB + CMAB + STB)]

(in billions of Yen)
		Forecast for FY2011
		1HFY2011 Actual	Revised forecast (A)	Previous forecast (B)	Change (A) - (B)
Net business profit before credit costs	8	129.5	235.0	235.0	—

CMTB	9	44.4	90.0	90.0	—
CMAB	10	6.8	15.0	15.0	—
STB	11	78.2	130.0	130.0	—
Ordinary profit	12	87.5	165.0	175.0	(10.0)

CMTB	13	20.4	57.0	67.0	(10.0)
CMAB	14	5.1	13.0	13.0	—
STB	15	61.9	95.0	95.0	—
Net income	16	57.6	100.0	100.0	—

CMTB	17	17.1	38.0	38.0	—
CMAB	18	2.8	7.0	7.0	—
STB	19	37.6	55.0	55.0	—

Total credit costs	20	(0.8)	(15.0)	(30.0)	15.0

CMTB	21	(2.6)	(5.0)	(10.0)	5.0
STB	22	1.8	(10.0)	(20.0)	10.0

-Summary 5-

4. Accounting for business combination related to the Management Integration

(Accounting for business combination)

(1)	The accounting for the business combinations (hereinafter, “purchase accounting method”) is applied, and thus STB would be the acquiring company with CMTH as the acquired company.

(Effect on assets and liabilities by applying purchase accounting method)

(1)	As a result of revaluating (mark to market) assets and liabilities of CMTH (consolidated) as of March 31 by applying purchase accounting method, total assets decreased by 72.9 billion yen to 14,158.1 billion yen, and total liabilities increased by 50.7 billion yen to 13,437.6 billion yen. There are no intangible assets which are newly recognized.

(2)	Negative goodwill of 43.4 billion yen was recognized, as shareholders’ equity of 532.5 billion yen (deducting 187.8 billion yen of minority interest from 720.4 billion yen of net assets) exceeded acquisition cost of 489.1 billion yen ( total market value of CMTH’s shares based on the share price as of March 31).

(Effect on financial results)

(1)	Gain on amortization of negative goodwill of 43.4 billion yen is posted as an extraordinary profit in 1QFY2011 in accordance with the “Accounting Standard for Business Combinations”.

(2)	There are differences between consolidated and non-consolidated financial results as to profit/ loss resulting from amortization/ accumulation, sales, or devaluation of corresponding assets and liabilities, as the revaluation of assets and liabilities described above is a unique procedure for preparing consolidated financial statements. An effect of these differences for 1HFY2011 is approximately 19.0 billion yen of profit at the level of net income, including one-time factor such as gains/ losses on sales or devaluation of securities.

-Summary 6-

Sumitomo Mitsui Trust Holdings, Inc.

Financial figures

1. Status of profit and loss

[Consolidated]

		Millions of Yen
		1HFY2011	1HFY2010	Change
Consolidated gross business profit (*1)	1	359,905	314,378	45,527
Consolidated gross business profit (after written-off of principal guaranteed trust a/c) (1 + 19)	2	359,905	314,378	45,527

Net interest income and related profit	3	132,435	133,072	(636)
Net interest income	4	126,922	126,918	3
Trust fees from principal guaranteed trust a/c (before written-off of principal guaranteed trust a/c)	5	5,513	6,153	(639)
Net fees and commissions and related profit	6	141,978	128,487	13,491
Net fees and commissions	7	97,451	86,170	11,281
Other trust fees	8	44,527	42,317	2,210
Net trading profit	9	3,068	7,086	(4,018)
Net other operating profit	10	82,422	45,731	36,691
Net gains on bonds	11	69,153	34,657	34,496
Net gains from derivatives other than for trading or hedging	12	(10,298)	(14,505)	4,207

General and administrative expenses	13	(185,010)	(171,979)	(13,031)
(excluding amortization of goodwill)	14	(180,561)	(165,354)	(15,207)
Personnel expenses	15	(81,420)	(77,696)	(3,724)
Non-personnel expenses excluding taxes	16	(97,047)	(87,598)	(9,449)
Taxes other than income taxes	17	(6,542)	(6,684)	142

Provision of general allowance for loan losses	18	—	8,363	(8,363)
Principal guaranteed trust a/c credit costs	19	—	—	—
Banking a/c credit costs	20	(1,412)	(14,074)	12,662
Written-off of loans	21	(1,450)	(3,647)	2,196
Provision of specific allowance for loan losses	22	—	(9,988)	9,988
Losses on sales of loans	23	38	(438)	477
Reversal of allowance for loan losses (*2)	24	473	—	473
Recoveries of written-off claims (*2)	25	1,028	—	1,028
Net gains on stocks	26	(11,034)	(1,138)	(9,895)
Losses on devaluation of stocks	27	(10,393)	(5,075)	(5,317)
Net income from affiliates by equity method	28	1,928	1,438	490
Others	29	(10,581)	(25,352)	14,770

Ordinary profit	30	155,296	111,634	43,662

Extraordinary profit	31	39,126	(4,385)	43,512
Gain on amortization of negative goodwill related to share exchange	32	43,431	—	43,431
Goodwill impairment loss	33	—	(6,041)	6,041
Reversal of allowance for loan losses (*2)	34	—	5,815	(5,815)
Recoveries of written-off claims (*2)	35	—	2,361	(2,361)

Income before income tax	36	194,423	107,248	87,174

Total income taxes	37	(55,400)	(10,501)	(44,899)
Income taxes-current	38	(20,389)	(13,985)	(6,403)
Income taxes-deferred	39	(35,011)	3,483	(38,495)
Net income before minority interests	40	139,022	96,746	42,275
Minority interest	41	(10,913)	(10,639)	(273)

Net income	42	128,109	86,107	42,002

Net income (excluding gain on amortization of negative goodwill related to share exchange) (42 - 32)	43	84,677	86,107	(1,429)

Total credit costs (18 + 19 + 20 + 24 + 25 + 34 + 35)	44	89	2,465	(2,375)

Consolidated net business profit before credit costs (*3)	45	175,629	148,560	27,068
(Difference from non-consolidated (CMTB+CMAB+STB) net business profit before credit costs	46	46,057	28,857	17,199

(*1)	Consolidated gross business profit = Trust fees + (Interest income - Interest expenses) + (Fees and commissions - Fees and commissions payments) + (Trading income - Trading expenses) + (Other operating income - Other operating expenses)
(*2)	Due to the amendment of “Practical Guidelines on Accounting Standards for Financial Instruments”, “Reversal of allowance for loan losses” and “Recoveries of written-off claims” has been relocated from this fiscal year.
(*3)	Consolidated net business profit before credit costs = Non-consolidated (CMTB+ CMAB+STB) net business profit before credit costs + Subsidiary companies’ ordinary profits (non-recurring effect adjusted) + Affiliates’ ordinary profits (non-recurring effect adjusted) x Ratio of equity holdings - Intra-group transaction (dividends, etc.)

< Number of subsidiaries/ affiliates >

		Sep. 2011	Mar. 2011	Change
Consolidated subsidiaries	47	80	76	4

Affiliates (subject to the equity method)	48	14	13	1

Note:	Number of subsidiaries and affiliates at Mar. 2011 is combined total for those of CMTH and STB (for reference). Japan Trustee Services Bank, Ltd., an affiliate of both CMTH and STB, is counted as one entity as of Mar. 2011.

Sumitomo Mitsui Trust Holdings, Inc.

[Non-consolidated (CMTB + CMAB + STB)]

		Millions of Yen
		1HFY2011				1HFY2010	Change
		Total	CMTB	CMAB	STB	Total	Total	CMTB	CMAB	STB
Gross business profit	1	250,856	93,266	14,801	142,789	240,669	10,187	(7,601)	(8)	17,796
Gross business profit (after written-off of principal guaranteed trust a/c) (1 + 23)	2	250,856	93,266	14,801	142,789	240,669	10,187	(7,601)	(8)	17,796

Net interest income and related profit	3	123,433	55,856	9	67,567	124,926	(1,492)	2,356	4	(3,854)
Net interest income	4	117,976	52,134	9	65,832	118,772	(795)	2,772	4	(3,572)
Domestic	5	102,239	43,023	9	59,205	99,045	3,194	3,704	4	(514)
International	6	15,737	9,110	—	6,626	19,727	(3,989)	(932)	—	(3,057)
Trust fees from principal guaranteed trust a/c (before written off of principal guaranteed trust a/c)	7	5,456	3,721	—	1,734	6,153	(696)	(415)	—	(281)

Net fees and commissions and related profit	8	79,477	23,976	14,791	40,709	83,729	(4,252)	(3,223)	(12)	(1,016)
Net fees and commissions	9	37,969	22,601	(2,535)	17,903	41,366	(3,396)	(2,864)	174	(707)
Other trust fees	10	41,507	1,375	17,326	22,805	42,362	(855)	(358)	(187)	(308)

Net trading income	11	3,151	1,626	—	1,524	7,086	(3,935)	172	—	(4,108)
Net other operating income	12	44,795	11,807	—	32,988	24,928	19,867	(6,908)	—	26,775
Net gains on foreign exchange transactions	13	1,599	(122)	—	1,722	1,685	(85)	(183)	—	97
Net gains on bonds	14	50,680	13,678	—	37,002	34,625	16,054	(5,639)	—	21,694
Net gains from derivatives other than for trading or hedging	15	(10,264)	(1,708)	—	(8,555)	(14,556)	4,291	(1,116)	—	5,407

General and administrative expenses	16	(121,284)	(48,818)	(7,953)	(64,513)	(120,966)	(318)	(83)	(312)	77
Personnel expenses	17	(48,981)	(21,607)	(3,873)	(23,500)	(50,109)	1,127	(153)	(284)	1,565
Non-personnel expenses	18	(66,621)	(24,802)	(4,003)	(37,815)	(65,209)	(1,411)	(175)	(25)	(1,210)
Taxes other than income taxes	19	(5,681)	(2,407)	(76)	(3,197)	(5,647)	(34)	246	(3)	(277)

Net business profit before credit costs (1 + 16)	20	129,571	44,448	6,847	78,275	119,702	9,868	(7,684)	(320)	17,874
(Excluding Net gains on bonds) (20 - 14)	21	78,891	30,769	6,847	41,273	85,077	(6,185)	(2,044)	(320)	(3,820)

Provision of general allowance for loan losses	22	3,144	3,144	—	—	—	3,144	3,144	—	—
Principal guaranteed trust a/c credit costs	23	—	—	—	—	—	—	—	—	—
Net business profit	24	132,716	47,592	6,847	78,275	119,702	13,013	(4,540)	(320)	17,874
Net non-recurring profit	25	(45,154)	(27,156)	(1,665)	(16,332)	(28,865)	(16,289)	(17,344)	(374)	1,429

Banking a/c net credit costs	26	(6,463)	(6,248)	—	(214)	(2,553)	(3,910)	(5,371)	—	1,461
Written-off of loans	27	(627)	(374)	—	(253)	(2,114)	1,487	503	—	984
Provision of specific allowance for loan losses	28	(5,874)	(5,874)	—	—	—	(5,874)	(5,874)	—	—
Losses on sales of loans	29	38	—	—	38	(438)	477	—	—	477
Reversal of allowance for loan losses (*)	30	1,925	—	—	1,925	—	1,925	—	—	1,925
Recoveries of written-off claims (*)	31	581	485	—	96	—	581	485	—	96
Net gains on stocks	32	(23,280)	(12,661)	—	(10,618)	(1,419)	(21,860)	(14,230)	—	(7,630)
Losses on devaluation of stocks	33	(21,713)	(11,816)	—	(9,896)	(5,019)	(16,694)	(10,453)	—	(6,240)
Others	34	(17,918)	(8,731)	(1,665)	(7,521)	(24,892)	6,974	1,771	(374)	5,576
Amortization of net actuarial losses/ prior service cost	35	(11,760)	(5,356)	(1,299)	(5,104)	(13,041)	1,280	194	(39)	1,126
Net gains on stock related derivatives	36	18	(43)	—	61	1,620	(1,602)	388	—	(1,990)

Ordinary profit	37	87,561	20,436	5,182	61,942	90,837	(3,276)	(21,885)	(695)	19,304

Extraordinary profit	38	(7,588)	(3,087)	(342)	(4,158)	(6,323)	(1,265)	(8,937)	(50)	7,722
Impairment loss on tangible fixed assets	39	(4,064)	(1,042)	(56)	(2,965)	(389)	(3,675)	(1,042)	(56)	(2,576)
Impairment loss on shares of a subsidiary	40	—	—	—	—	(15,211)	15,211	—	—	15,211
Reversal of allowance for loan losses (*)	41	—	—	—	—	11,857	(11,857)	(6,982)	—	(4,874)
Recoveries of written-off claims (*)	42	—	—	—	—	1,754	(1,754)	(1,070)	—	(683)
Costs related to the Management Integration	43	(3,563)	(1,874)	(285)	(1,404)	(4,328)	764	41	(18)	741

Income before income taxes	44	79,972	17,348	4,839	57,784	84,514	(4,541)	(30,822)	(745)	27,027

Total income taxes	45	(22,310)	(182)	(1,943)	(20,183)	401	(22,711)	14,898	314	(37,923)
Income taxes-current	46	(12,322)	(82)	(2,420)	(9,819)	(6,736)	(5,586)	(1)	133	(5,718)
Income taxes-deferred	47	(9,987)	(100)	476	(10,364)	7,137	(17,124)	14,900	180	(32,205)

Net income	48	57,662	17,166	2,895	37,600	84,915	(27,252)	(15,924)	(431)	(10,896)

Total credit costs (22 + 23 + 26 + 30 + 31 + 41 + 42)	49	(811)	(2,619)	—	1,807	11,058	(11,870)	(9,795)	—	(2,075)

Overhead ratio (-16/1)	50	48.35%	52.34%	53.74%	45.18%	50.26%	(1.91%)	4.03%	2.14%	(6.50%)

(*)	Due to the amendment of Practical Guidance of Accounting for Financial Instruments, “Reversal of allowance for loan losses” and “Recoveries of written-off claims” has been relocated from this fiscal year.

Sumitomo Mitsui Trust Holdings, Inc.

2. Major subsidiaries

	Billions of Yen
	Sumishin Panasonic Financial Services Co., Ltd. (Consolidated)			Sumishin Real Estate Loan & Finance, Ltd.
	1HFY2011	1HFY2010	Change	1HFY2011	1HFY2010	Change
Ordinary profit	9.3	9.8	(0.5)	2.2	2.0	0.1
Net income	5.5	6.0	(0.4)	1.8	0.7	1.0

Total credit costs	(0.6)	(0.4)	(0.2)	0.0	(0.1)	0.1

	Sep. 2011	Mar. 2011	Change	Sep. 2011	Mar. 2011	Change
Total assets	1,051.6	1,126.9	(75.2)	277.1	274.6	2.4
Net assets	135.7	130.3	5.4	27.0	24.9	2.0

Note:	Life Housing Loan, Ltd. has changed its corporate name to Sumishin Real Estate Loan & Finance, Ltd. as First Credit Corporation has transferred a part of its business to Life Housing Loan, Ltd. on September 30, 2010.

	Billions of Yen
	Nikko Asset Management Co., Ltd. (Consolidated)
	1HFY2011	1HFY2010	Change
Ordinary profit	4.2	3.9	0.3
Net income	2.7	2.5	0.1

	Sep. 2011	Mar. 2011	Change
Total assets	64.0	65.0	(1.0)
Net assets	49.7	50.2	(0.5)
Assets under management	12,091.9	12,810.3	(718.4)

Sumitomo Mitsui Trust Holdings, Inc.

3. Yields and margins

(1) Domestic banking a/c

[Non-consolidated (CMTB + STB)]

	Percentage points
	1HFY2011			2HFY2010	Change from 2HFY2010			1HFY2010
	Total	CMTB	STB	Total	Total	CMTB	STB	Total
Average yield on interest-earning assets (A)	1.18	1.18	1.18	1.18	0.00	0.03	(0.02)	1.20
Loans and bills discounted (B)	1.21	1.25	1.18	1.28	(0.07)	(0.08)	(0.07)	1.34
Securities	1.20	1.38	1.08	0.94	0.26	0.42	0.16	0.86

Average yield on interest-bearing liabilities (C)	0.42	0.43	0.41	0.45	(0.03)	(0.03)	(0.02)	0.46
Deposits (D)	0.39	0.40	0.39	0.43	(0.04)	(0.04)	(0.03)	0.46

Gross margin (A) - (C)	0.76	0.75	0.77	0.73	0.03	0.06	0.00	0.74
Loan-deposit margin (B) - (D)	0.82	0.85	0.79	0.85	(0.03)	(0.04)	(0.04)	0.88

(2) Domestic banking a/c and principal guaranteed trust a/c combined

[Non-consolidated (CMTB + STB)]

	Percentage points
	1HFY2011			2HFY2010	Change from 2HFY2010			1HFY2010
	Total	CMTB	STB	Total	Total	CMTB	STB	Total
Average yield on interest-earning assets (A)	1.16	1.14	1.18	1.16	0.00	0.03	(0.02)	1.17

Loans and bills discounted (B)	1.21	1.25	1.18	1.28	(0.07)	(0.07)	(0.07)	1.33
Securities	1.20	1.38	1.08	0.94	0.26	0.42	0.16	0.86

Average yield on interest-bearing liabilities (C)	0.40	0.40	0.40	0.42	(0.02)	(0.03)	(0.02)	0.44

Deposits, Trust principal (D)	0.37	0.37	0.37	0.40	(0.03)	(0.03)	(0.03)	0.43

Gross margin (A) - (C)	0.76	0.74	0.78	0.74	0.02	0.06	0.00	0.73
Loan-deposit margin (B) - (D)	0.84	0.88	0.81	0.88	(0.04)	(0.04)	(0.04)	0.90

4. Net gains on securities

[Consolidated]

	Millions of Yen
	1HFY2011	1HFY2010	Change
Net gains on bonds	69,153	34,657	34,496

Gains on sales of bonds	73,459	45,826	27,633
Gains on redemption of bonds	65	63	2
Losses on sales of bonds	(4,371)	(8,257)	3,885
Losses on redemption of bonds	—	(2,974)	2,974
Losses on devaluation of bonds	—	—	—

Net gains on stocks	(11,034)	(1,138)	(9,895)

Gains on sales of stocks	1,444	4,955	(3,511)
Losses on sales of stocks	(2,085)	(1,018)	(1,066)
Losses on devaluation of stocks	(10,393)	(5,075)	(5,317)

[Non-consolidated (CMTB + STB)]

	Millions of Yen
	1HFY2011			1HFY2010	Change
	Total	CMTB	STB	Total	Total	CMTB	STB
Net gains on bonds	50,680	13,678	37,002	34,625	16,054	(5,639)	21,694

Gains on sales of bonds	56,922	18,193	38,729	45,781	11,141	(5,306)	16,448
Gains on redemption of bonds	46	—	46	61	(15)	—	(15)
Losses on sales of bonds	(6,288)	(4,515)	(1,773)	(8,242)	1,953	(333)	2,287
Losses on redemption of bonds	—	—	—	(2,974)	2,974	—	2,974
Losses on devaluation of bonds	—	—	—	—	—	—	—

Net gains on stocks	(23,280)	(12,661)	(10,618)	(1,419)	(21,860)	(14,230)	(7,630)

Gains on sales of stocks	1,241	464	776	4,600	(3,359)	(2,730)	(628)
Losses on sales of stocks	(2,808)	(1,309)	(1,498)	(1,000)	(1,807)	(1,046)	(760)
Losses on devaluation of stocks	(21,713)	(11,816)	(9,896)	(5,019)	(16,694)	(10,453)	(6,240)

Sumitomo Mitsui Trust Holdings, Inc.

5. Unrealized gains/ losses on investment securities

(1) Securities with fair value

[Consolidated]

	Millions of Yen
	Sep. 2011 (*2)				Mar. 2011
	Cost	Net	Unrealized gains	Unrealized losses	Cost	Net	Change of Cost	Change of Net
Available-for-sale securities	6,807,845	15,331	160,725	(145,393)	7,356,023	68,190	(548,177)	(52,859)

Japanese stocks (*1)	893,182	(54,670)	68,626	(123,296)	873,920	83,256	19,261	(137,926)

Japanese bonds	4,411,109	42,796	45,129	(2,333)	4,050,679	7,837	360,429	34,958

Government bonds	3,600,395	39,273	39,466	(193)	3,238,696	6,006	361,698	33,266
Local government bonds	14,036	169	179	(10)	20,681	(8)	(6,644)	177
Corporate bonds	796,677	3,353	5,483	(2,130)	791,301	1,839	5,375	1,514

Others	1,503,553	27,205	46,969	(19,763)	2,431,422	(22,903)	(927,868)	50,108

Held-to-maturity debt securities	649,467	36,397	39,845	(3,448)	724,894	50,180	(75,427)	(13,783)

(*1)	Fair value of listed stocks included in “Available-for-sale securities” is basically determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
(*2)	Figures as of September 2011 are those to which “Accounting Standard for Business Combinations” (ASBJ Statement No.21) was applied.
As to the effect of purchase accounting method, please refer to “4. Accounting for business combination related to the Management Integration” (Summary 6).

[Non-consolidated (CMTB + CMAB + STB)]

	Millions of Yen
	Sep. 2011				Mar. 2011
	Cost	Net	Unrealized gains	Unrealized losses	Cost	Net	Change of Cost	Change of Net
Available-for-sale securities	6,071,057	26,945	180,235	(153,290)	7,291,868	49,863	(1,220,810)	(22,917)

Japanese stocks (*)	790,887	(24,356)	96,180	(120,536)	813,590	65,193	(22,703)	(89,550)

Japanese bonds	3,784,246	33,525	40,637	(7,111)	4,070,679	7,828	(286,433)	25,696

Government bonds	2,954,903	28,632	33,255	(4,623)	3,238,696	6,006	(283,792)	22,625
Local government bonds	14,033	173	183	(10)	20,681	(8)	(6,648)	181
Corporate bonds	815,309	4,720	7,198	(2,477)	811,301	1,830	4,007	2,890

Others	1,495,924	17,776	43,418	(25,641)	2,407,598	(23,159)	(911,673)	40,935

Held-to-maturity debt securities	648,528	36,649	39,970	(3,321)	724,237	50,149	(75,709)	(13,500)

(*)	Fair value of listed stocks included in “Available-for-sale securities” is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.

[Non-consolidated (CMTB)]

	Millions of Yen
	Sep. 2011				Mar. 2011
	Cost	Net	Unrealized gains	Unrealized losses	Cost	Net	Change of Cost	Change of Net
Available-for-sale securities	2,427,429	(34,554)	50,817	(85,372)	3,080,596	(19,552)	(653,166)	(15,002)

Japanese stocks (*)	375,012	(25,482)	35,729	(61,211)	388,316	20,255	(13,303)	(45,738)

Japanese bonds	1,280,543	560	5,939	(5,378)	1,554,411	(12,975)	(273,867)	13,535

Government bonds	1,016,150	(1,551)	3,045	(4,596)	1,283,546	(14,296)	(267,396)	12,745
Local government bonds	149	5	5	—	149	4	0	0
Corporate bonds	264,242	2,106	2,888	(782)	270,714	1,316	(6,471)	789

Others	771,873	(9,632)	9,149	(18,781)	1,137,869	(26,832)	(365,995)	17,199

Held-to-maturity debt securities	273,066	(522)	1,183	(1,705)	297,092	352	(24,025)	(874)

(*)	Fair value of listed stocks included in “Available-for-sale securities” is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.

[Non-consolidated (STB)]

	Millions of Yen
	Sep. 2011				Mar. 2011
	Cost	Net	Unrealized gains	Unrealized losses	Cost	Net	Change of Cost	Change of Net
Available-for-sale securities	3,613,631	61,502	129,417	(67,915)	4,122,290	69,427	(508,658)	(7,925)

Japanese stocks (*1)	415,874	1,125	60,451	(59,325)	425,274	44,938	(9,399)	(43,812)

Japanese bonds	2,473,706	32,967	34,697	(1,730)	2,427,287	20,816	46,419	12,150

Government bonds	1,908,757	30,185	30,209	(24)	1,866,168	20,315	42,588	9,869
Local government bonds	13,883	167	178	(10)	20,531	(12)	(6,648)	180
Corporate bonds	551,066	2,613	4,309	(1,695)	540,587	513	10,479	2,100

Others	724,050	27,408	34,269	(6,860)	1,269,729	3,673	(545,678)	23,735

Held-to-maturity debt securities	375,461	37,171	38,787	(1,615)	427,145	49,797	(51,683)	(12,625)

(*1)	Fair value of listed stocks included in “Available-for-sale securities” is basically determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
(*2)	Book value of floating rate government bonds and some of the overseas asset-backed securities have been changed from the market prices to the rationally calculated prices.
As a result, “Government bonds” has increased by 6.4 billion yen, while “Others” has almost unchanged, as of the end of September 2011.
(*3)	Fair value of some of the overseas asset-backed securities categorized in “Held-to-maturity debt securities” have been changed from the market prices to the rationally calculated prices. As a result, “Fair value” of the “Foreign bonds” have decreased by 1.0 billion yen, as of the end of September 2011.

Sumitomo Mitsui Trust Holdings, Inc.

< Reference 1 >

Breakdown of Available-for-sale securities (Others)

[Non-consolidated (CMTB + CMAB + STB)]

	Millions of Yen
	Sep. 2011		Mar. 2011
	Cost	Net	Cost	Net	Change of Cost	Change of Net
Domestic investment (*1)	443,609	(4,914)	387,683	(4,194)	55,926	(719)

Asset-backed securities	232,618	(2,910)	267,285	(3,245)	(34,667)	335
Others	210,991	(2,003)	120,397	(949)	90,593	(1,054)

International investment (*1)	824,218	30,754	1,851,116	(12,149)	(1,026,898)	42,903

Foreign government bonds	281,851	14,437	1,134,166	(22,534)	(852,315)	36,971
o/w US Treasury	186,418	11,269	928,080	(17,735)	(741,661)	29,004
o/w European government bonds	19,701	383	163,049	(5,306)	(143,347)	5,690
US agency MBS (*2)	236,721	6,888	344,149	(2,988)	(107,427)	9,876
Corporate bonds	301,583	1,958	368,110	3,580	(66,527)	(1,621)
Asset-backed securities	3,949	7,389	4,567	9,658	(617)	(2,269)
Others	113	80	122	134	(9)	(53)

Others (Investment trust, etc.) (*3)	228,095	(8,063)	168,797	(6,815)	59,297	(1,248)

Total	1,495,924	17,776	2,407,598	(23,159)	(911,673)	40,935

(*1)	“Domestic investment” and “International investment” are categorized by the countries where final exposure is exist.
(*2)	Constituted by GNMA only.
(*3)	Uncategorizable into “Domestic investment” or “International investment”

[CMTB Non-consolidated]

	Millions of Yen
	Sep. 2011		Mar. 2011
	Cost	Net	Cost	Net	Change of Cost	Change of Net
Domestic investment (*1)	185,382	(2,727)	111,672	(1,041)	73,709	(1,685)

Asset-backed securities	16,881	(37)	23,286	(50)	(6,405)	12
Others	168,500	(2,689)	88,386	(991)	80,114	(1,698)

International investment (*1)	476,326	4,107	946,956	(20,798)	(470,630)	24,905

Foreign government bonds	32,459	(234)	352,575	(16,549)	(320,116)	16,314
o/w US Treasury	32,459	(234)	245,527	(11,255)	(213,068)	11,021
o/w European government bonds	—	—	107,048	(5,293)	(107,048)	5,293
US agency MBS (*2)	236,721	6,888	344,149	(2,988)	(107,427)	9,876
Corporate bonds	207,145	(2,547)	250,231	(1,261)	(43,086)	(1,285)
Asset-backed securities	—	—	—	—	—	—
Others	—	—	—	—	—	—

Others (Investment trust, etc.) (*3)	110,165	(11,012)	79,239	(4,992)	30,926	(6,020)

Total	771,873	(9,632)	1,137,869	(26,832)	(365,995)	17,199

(*1)	“Domestic investment” and “International investment” are categorized by the countries where final exposure is exist.
(*2)	Constituted by GNMA only.
(*3)	Uncategorizable into “Domestic investment” or “International investment”

[STB Non-consolidated]

	Millions of Yen
	Sep. 2011		Mar. 2011
	Cost	Net	Cost	Net	Change of Cost	Change of Net
Domestic investment (*1)	258,227	(2,186)	276,010	(3,152)	(17,783)	966

Asset-backed securities	215,737	(2,872)	243,999	(3,195)	(28,262)	322
Others	42,490	685	32,011	42	10,479	643

International investment (*1)	347,892	26,647	904,160	8,649	(556,267)	17,997

Foreign government bonds	249,391	14,671	781,590	(5,985)	(532,198)	20,657
o/w US Treasury	153,959	11,503	682,552	(6,479)	(528,593)	17,983
o/w European government bonds	19,701	383	56,001	(13)	(36,299)	396
Corporate bonds	94,438	4,505	117,879	4,841	(23,441)	(335)
Asset-backed securities	3,949	7,389	4,567	9,658	(617)	(2,269)
Others	113	80	122	134	(9)	(53)

Others (Investment trust, etc.) (*2)	117,929	2,948	89,557	(1,823)	28,371	4,771

Total	724,050	27,408	1,269,729	3,673	(545,678)	23,735

(*1)	“Domestic investment” and “International investment” are categorized by the countries where final exposure is exist.
(*2)	Uncategorizable into “Domestic investment” or “International investment”

Sumitomo Mitsui Trust Holdings, Inc.

< Reference 2 >

Breakdown of Held-to-maturity debt securities

[Non-consolidated (CMTB + CMAB + STB)]

	Millions of Yen
	Sep. 2011		Mar. 2011
	Cost	Net	Cost	Net	Change of Cost	Change of Net
Held-to-maturity debt securities	648,528	36,649	724,237	50,149	(75,709)	(13,500)
Japanese Government Bonds	174,439	8,058	184,444	7,907	(10,004)	150
Japanese Local Government Bonds	—	—	—	—	—	—
Japanese Corporate Bonds	21,926	220	22,405	270	(479)	(50)

Others	452,161	28,370	517,386	41,970	(65,225)	(13,600)

Domestic investment (*)	88,140	2,589	84,055	1,715	4,084	874
International investment (*)	364,021	25,780	433,330	40,255	(69,309)	(14,474)

(*)	“Domestic investment” and “International investment” are categorized by the countries where final exposure is exist.

[CMTB Non-consolidated]

	Millions of Yen
	Sep. 2011		Mar. 2011
	Cost	Net	Cost	Net	Change of Cost	Change of Net
Held-to-maturity debt securities	273,066	(522)	297,092	352	(24,025)	(874)
Japanese Government Bonds	—	—	—	—	—	—
Japanese Local Government Bonds	—	—	—	—	—	—
Japanese Corporate Bonds	21,926	220	22,405	270	(479)	(50)

Others	251,140	(742)	274,686	81	(23,545)	(824)

Domestic investment (*)	49,440	865	51,655	537	(2,215)	327
International investment (*)	201,700	(1,608)	223,030	(456)	(21,330)	(1,152)
Foreign bonds	201,700	(1,608)	223,030	(456)	(21,330)	(1,152)

(*)	“Domestic investment” and “International investment” are categorized by the countries where final exposure is exist.

[STB Non-consolidated]

	Millions of Yen
	Sep. 2011		Mar. 2011		Change of Cost	Change of Net
	Cost	Net	Cost	Net
Held-to-maturity debt securities	375,461	37,171	427,145	49,797	(51,683)	(12,625)
Japanese Government Bonds	174,439	8,058	184,444	7,907	(10,004)	150
Japanese Local Government Bonds	—	—	—	—	—	—
Japanese Corporate Bonds	—	—	—	—	—	—

Others	201,021	29,113	242,700	41,889	(41,679)	(12,776)

Domestic investment (*1)	38,700	1,724	32,400	1,177	6,300	546
International investment (*1)	162,321	27,389	210,300	40,711	(47,979)	(13,322)
Asset-backed securities (*2)	162,321	27,389	210,300	40,711	(47,979)	(13,322)

(*1)	“Domestic investment” and “International investment” are categorized by the countries where final exposure is exist.
(*2)	As a result of using rationally calculated prices instead of market prices, “Fair value” of asset-backed securities decreased by 1.0 billion yen.
Unamortized amount of unrealized gains/ losses (before considering tax effect) resulting from reclassification is -47.6 billion yen as of the end of September 2011.

(2)	Securities with no available fair value

[Non-consolidated (CMTB + CMAB + STB)]

	Millions of Yen
	Sep. 2011			Mar. 2011	Change
	Cost			Cost
	Total	o/w CMTB	o/w STB	Total	Total	o/w CMTB	o/w STB
Available-for-sale securities	319,856	221,767	97,873	329,669	(9,813)	4,127	(13,940)

Japanese stocks	122,629	83,967	38,445	125,849	(3,219)	(319)	(2,899)
Japanese bonds	—	—	—	15,007	(15,007)	—	(15,007)
Others	197,226	137,799	59,427	188,813	8,413	4,446	3,966

Domestic investment (*1)	172,863	131,231	41,632	162,566	10,297	5,226	5,071
International investment (*1)	24,363	6,567	17,795	26,247	(1,884)	(779)	(1,104)

(*1)	“Domestic investment” and “International investment” are categorized by the countries where final exposure is exist.

(3) Domestic LBO finance

[Non-consolidated (CMTB + STB)]

Billions of Yen
	Sep. 2011			Mar. 2011	Change
	Cost			Cost
	Total	CMTB	STB	Total
Domestic LBO finance	103.3	19.2	84.0	93.8	9.4

(4) Off-balance risk from Special Purpose Entities(SPEs)

a)	SPE related transactions collateralized by overseas assets

There are no transactions that STB sponsors or complements SPEs’ liquidity and/ or credit.

b)	SPE related transactions collateralized by domestic assets

STB complements liquidity and credit for the purpose of facilitating domestic Asset-backed Commercial Paper(ABCP) programs of SPEs which were established in order to meet customers’ needs such as raising funds and securitizing assets.

As of the end of September 2011, the balance of outstanding ABCP and collateral are 143.4 billion yen and 342.9 billion yen, respectively, and major collateralized assets are account receivables.

Sumitomo Mitsui Trust Holdings, Inc.

6. Maturity ladder of securities

<Held-to-maturity debt securities with fair value and Available-for-sale securities with fair value>

[Consolidated]

	Millions of Yen
	Sep. 2011					Mar. 2011
	Less than 1 year	1 year to 5 years	5 years to 10 years	Over 10 years	Total	Less than 1 year	1 year to 5 years	5 years to 10 years	Over 10 years	Total
Japanese bonds	1,700,632	1,467,569	1,267,946	214,798	4,650,947	724,834	1,633,209	1,567,862	339,953	4,265,859

Government bonds	1,601,520	897,773	1,153,113	162,161	3,814,569	688,857	995,319	1,453,540	291,921	3,429,639
Local government bonds	—	8,604	5,602	—	14,206	—	10,792	9,881	—	20,673
Corporate bonds	99,112	561,191	109,230	52,637	822,171	35,976	627,097	104,440	48,032	815,546

Others	98,515	751,705	378,192	588,691	1,817,104	171,468	1,046,417	754,050	842,496	2,814,432

(*)	Including NCDs in “Cash and Due from Banks”, trust beneficiary certificates backed by loans in “Monetary Claims Bought” and so on, as well as securities.

[Non-consolidated (CMTB + STB)]

	Millions of Yen
	Sep. 2011					Mar. 2011
	Less than 1 year	1 year to 5 years	5 years to 10 years	Over 10 years	Total	Less than 1 year	1 year to 5 years	5 years to 10 years	Over 10 years	Total
Japanese bonds	1,024,530	1,477,134	1,267,895	192,657	3,962,217	655,825	1,632,799	1,567,811	317,547	4,173,984

Government bonds	915,418	897,338	1,153,062	162,161	3,127,981	599,857	994,910	1,453,489	291,921	3,340,178
Local government bonds	—	8,604	5,602	—	14,206	—	10,792	9,881	—	20,673
Corporate bonds	109,111	571,191	109,230	30,496	820,029	55,967	627,097	104,440	25,626	813,131

Others	79,096	559,137	373,965	544,688	1,556,888	146,225	832,203	753,493	792,800	2,524,723

(*)	Including NCDs in “Cash and Due from Banks”, trust beneficiary certificates backed by loans in “Monetary Claims Bought” and so on, as well as securities.

7. Shareholdings

1) Balance of listed stocks

[Consolidated]

Billions of Yen
Sep. 2011
Cost basis (A)	892.4
Mark-to-market basis	837.6
Tier I (B)	2,082.8

Percentage (A) / (B)	42.8%

2) Selling amount of cross shareholdings (Cost basis)

[Non-consolidated (CMTB + STB)]

	Billions of Yen
	1HFY2011			FY2010
	Total	CMTB	STB	Full	1H
Cost basis	5.9	3.4	2.5	30.9	10.4

(*1)	Figures for CMTH Equity Investments is included.
(*2)	Including cross shareholdings with no available fair value.

8. Deferred unrealized gains/ losses on hedge accounting applied derivative transactions

[Consolidated]

	Millions of Yen
	Sep. 2011	Mar. 2011	Change
Interest rate related	(18,305)	8,103	(26,408)
Interest rate swaps	(18,305)	8,103	(26,408)
Currency related	904	1,866	(962)

Total	(17,401)	9,969	(27,371)

[Non-consolidated (CMTB + STB)]

	Millions of Yen
	Sep. 2011			Mar. 2011	Change
	Total	CMTB	STB	Total	Total	CMTB	STB
Interest rate related	(14,418)	5,587	(20,006)	9,357	(23,776)	1,943	(25,719)
Interest rate swaps	(14,418)	5,587	(20,006)	9,357	(23,776)	1,943	(25,719)
Currency related	337	(182)	519	(265)	603	(142)	745

Total	(14,081)	5,405	(19,486)	9,091	(23,172)	1,800	(24,973)

Sumitomo Mitsui Trust Holdings, Inc.

9. BIS capital adequacy ratio (Basel II)

[Consolidated] (No.1 standard: International standard for bank holding company)

Billions of Yen
Sep. 2011 (Preliminary)
Total qualifying capital	2,954.0

Tier I	2,082.8

Shareholders’ equity	1,781.2
Preferred shares	109.0
Less: Unrealized loss on available-for-sale securities	(35.2)
Minority interest	512.0
Noncumulative preferred securities issued by overseas special purpose companies	463.5
Less: Goodwill equivalents	(115.4)
Less: Equivalent to 50% of the excess of expected loss over qualifying reserves	(20.0)

Tier II	982.1

45% of unrealized gain on available-for-sale securities	—
Perpetual subordinated debt	970.4

Less: Deduction (double gearing, etc.)	(111.0)

Total risk-weighted assets	17,874.5

Amount of credit risk-weighted assets	16,564.0
Amount of market risk equivalents	121.7
Amount of operational risk equivalents	1,188.7

BIS capital adequacy ratio	16.52%
(Tier I capital ratio)	11.65%

(*)	Risk measurement methodologies are as follows.

Credit risk:	Foundation Internal Ratings-Based Approach
Market risk:	Internal Models Approach
Operational risk:	Standardized Approach

10. Return on equity (ROE)

[Consolidated]

	Percentage points
	1HFY2011	1HFY2010	Change
Return (Net income) on shareholders’ equity	15.14	9.81	5.33
Return (Net income) on equity	15.36	9.77	5.59

[Non-consolidated (CMTB + CMAB + STB)]

	Percentage points
	1HFY2011				1HFY2010	Change
	Total	CMTB	CMAB	STB	Total	Total	CMTB	CMAB	STB
Return (Net income) on shareholders’ equity	5.99	4.47	14.42	6.78	9.29	(3.30)	(4.47)	(1.89)	(2.48)
Return (Net income) on equity	6.07	4.64	14.42	6.76	9.26	(3.19)	(4.30)	(1.89)	(2.44)

(*1) Return on shareholders’ equity (equity) formula

= { Net income (Net business profit before credit costs) - Total amount of dividend for preferred shares }

÷[ { (Beginning balance of shareholders’ equity (equity) - Beginning balance of deduction (*))

+ (Ending balance of shareholders’ equity (equity) - Ending balance of deduction (*)) } ÷2 ] X 100 X	365
183

(*) Balance of preferred shares issued + Dividend amount for preferred shares

(*2) Shareholders’ equity = Total net assets - Share purchase warrants - Minority interests - Valuation and translation adjustments

(*3) Equity = Total net assets - Share purchase warrants - Minority interests

Sumitomo Mitsui Trust Holdings, Inc.

11. Loans and Deposits (Banking a/c and Principal guaranteed trust a/c combined)

(1) Balance of loans and deposits

[Non-consolidated (CMTB) + (STB)]

		Millions of Yen
		Sep. 2011 (1HFY2011) (A)				Mar. 2011 (Full FY2010) (B)	Change (A) - (B)
				STB					STB
		Total	CMTB		Domestic branches	Total	Total	CMTB		Domestic branches
Loans and bills discounted	(Ending balance)	21,246,558	9,062,027	12,184,530	11,239,149	21,417,258	(170,700)	(22,266)	(148,433)	(86,129)
	(Average balance)	20,198,091	8,139,932	12,058,159	11,089,060	19,826,802	371,289	4,329	366,959	260,328

Banking account	(Ending balance)	20,875,210	8,845,801	12,029,408	11,084,027	21,015,271	(140,061)	(15,776)	(124,284)	(61,979)
	(Average balance)	19,853,079	7,921,486	11,931,592	10,962,493	19,399,881	453,197	19,935	433,262	326,631
Principal guaranteed trust account	(Ending balance)	371,348	216,226	155,122	155,122	401,987	(30,639)	(6,489)	(24,149)	(24,149)
	(Average balance)	345,012	218,445	126,566	126,566	426,921	(81,908)	(15,606)	(66,302)	(66,302)

Deposits, Trust principal	(Ending balance)	23,651,933	10,341,000	13,310,932	12,498,030	23,327,824	324,108	(105,082)	429,190	138,522
	(Average balance)	23,283,270	10,240,131	13,043,139	12,343,184	22,463,917	819,353	119,574	699,779	583,577

Deposits (*1)	(Ending balance)	22,182,062	9,372,655	12,809,407	11,996,505	21,639,585	542,476	36,486	505,990	215,321
	(Average balance)	21,706,469	9,202,794	12,503,675	11,803,720	20,620,801	1,085,668	315,787	769,881	653,679

Time deposits	(Ending balance)	17,844,543	7,865,931	9,978,611	9,169,985	17,275,415	569,128	162,786	406,341	114,385
	(Average balance)	17,673,911	7,717,990	9,955,921	9,260,373	17,001,065	672,846	166,004	506,841	391,201
Liquid deposits	(Ending balance)	3,857,076	1,459,217	2,397,859	2,393,596	3,916,673	(59,597)	(70,933)	11,335	12,224
	(Average balance)	3,597,233	1,431,587	2,165,646	2,161,424	3,256,759	340,474	150,430	190,043	189,564

Trust principal	(Ending balance)	1,469,870	968,345	501,524	501,524	1,688,238	(218,368)	(141,568)	(76,799)	(76,799)
	(Average balance)	1,576,800	1,037,336	539,464	539,464	1,843,115	(266,315)	(196,212)	(70,102)	(70,102)

(*1)	Excluding NCDs.

(2) Ending balance of domestic deposits classified by depositors (Domestic branches)

[Non-consolidated (CMTB) + (STB)]

	Millions of Yen
	Sep. 2011			Mar. 2011	Change
	Total	CMTB	STB	Total	Total	CMTB	STB
Individuals	17,332,740	8,203,982	9,128,757	17,140,793	191,946	98,626	93,319
Deposits (*1)	16,179,812	7,441,861	8,737,951	15,874,678	305,133	181,498	123,635
Trust principal (Principal guaranteed)	1,152,927	762,121	390,806	1,266,114	(113,187)	(82,871)	(30,315)

Corporations and other organizations (*2)	5,325,422	2,134,136	3,191,286	5,544,035	(218,612)	(199,685)	(18,926)
Deposits (*1)	5,008,479	1,927,912	3,080,567	5,121,911	(113,431)	(140,988)	27,557
Trust principal (Principal guaranteed)	316,942	206,223	110,718	422,123	(105,181)	(58,697)	(46,483)

Total	22,658,162	10,338,119	12,320,043	22,684,828	(26,665)	(101,059)	74,393

(*1)	Excluding NCDs and offshore accounts.
(*2)	Public organizations and financial institutions

Sumitomo Mitsui Trust Holdings, Inc.

12. Loans (Banking a/c and Principal guaranteed trust a/c combined)

(1) Loans to small and mid-sized enterprises

[Non-consolidated (CMTB) + (STB)]

	Millions of Yen, Percentage points
	Sep. 2011			Mar. 2011	Change
	Total	CMTB	STB	Total	Total	CMTB	STB
Loan balance	11,841,715	6,425,015	5,416,700	11,802,272	39,443	53,401	(13,958)
Ratio to total loan balance	58.3	70.9	48.1	57.8	0.5	0.8	0.2

(2) Loans to individuals (Banking a/c and Principal guaranteed trust a/c combined) [Non-consolidated (CMTB) + (STB)]
	Millions of Yen
	Sep. 2011			Mar. 2011	Change
	Total	CMTB	STB	Total	Total	CMTB	STB
Residential mortgage loans	5,559,644	3,430,371	2,129,273	5,381,443	178,201	95,181	83,020
Loans to individual for business use	369,954	188,290	181,664	391,941	(21,986)	(15,112)	(6,873)
Other loans to individuals	155,748	45,113	110,635	172,774	(17,026)	(1,849)	(15,176)

Total	6,085,348	3,663,775	2,421,572	5,946,159	139,189	78,219	60,970

(3) Overseas loans by borrowers’ location (Banking a/c and Principal guaranteed trust a/c combined) 1) Loans to Japanese corporations operating overseas [Non-consolidated (CMTB) + (STB)]
	Millions of Yen
	Sep. 2011			Mar. 2011	Change
	Total	CMTB	STB	Total	Total	CMTB	STB
Total	1,382,585	122,894	1,259,690	1,411,436	(28,851)	1,574	(30,426)

North America	315,862	38,622	277,239	344,674	(28,811)	14,300	(43,111)
Europe	197,255	13,520	183,735	179,915	17,340	(5,660)	23,000
Latin America	376,532	62,122	314,409	368,019	8,513	(1,259)	9,772
Asia and Oceania	454,760	7,921	446,838	484,830	(30,070)	(5,978)	(24,091)

(*) Based on borrowers’ location. 2) Loans to overseas non-Japanese borrowers [Non-consolidated (CMTB) + (STB)]
	Millions of Yen
	Sep. 2011			Mar. 2011	Change
	Total	CMTB	STB	Total	Total	CMTB	STB
Total	321,641	52,501	269,140	293,289	28,351	(13,863)	42,214

North America	60,805	15,541	45,264	80,844	(20,039)	(3,894)	(16,144)
Europe	132,160	21,109	111,050	95,764	36,395	(8,501)	44,897
Latin America	4,566	3,329	1,237	1,777	2,788	2,976	(187)
Asia and Oceania	95,031	12,521	82,509	81,624	13,406	(4,443)	17,849

(*1)	Based on the location of final exposure.
(*2)	STB’s definition has been standardized to that which includes domestic yen-denominated loans to non-Japanese borrowers since previous fiscal year.

(4) Loans by industry

[Non-consolidated (CMTB) + (STB)]

	Millions of Yen
	Sep. 2011			Mar. 2011	Change
	Total	CMTB	STB	Total	Total	CMTB	STB
Domestic Branches (excluding offshore)	20,297,779	9,058,629	11,239,149	20,405,414	(107,635)	(21,505)	(86,129)

Manufacturing	2,767,714	917,354	1,850,359	2,754,487	13,226	18,152	(4,926)
Agriculture, forestry, fisheries, mining, quarrying of stone and gravel gathering	29,119	4,999	24,119	22,562	6,556	3,937	2,618
Construction	161,702	68,762	92,940	164,212	(2,509)	(1,958)	(550)
Electricity, gas, heat supply and water	636,777	259,246	377,531	631,949	4,827	(8,833)	13,661
Information and communications	270,092	34,137	235,954	225,320	44,771	5,224	39,546
Transport and postal activities	1,280,715	546,640	734,075	1,275,211	5,504	(12,709)	18,213
Wholesale and retail trade	1,285,676	408,159	877,517	1,337,675	(51,998)	(20,384)	(31,613)
Finance and insurance	3,395,004	1,679,832	1,715,171	3,544,403	(149,398)	(7,036)	(142,362)
Real estate	2,882,704	1,189,907	1,692,797	2,961,056	(78,351)	(49,477)	(28,874)
Goods rental and leasing	730,620	125,204	605,416	785,008	(54,387)	(14,066)	(40,321)
Others	6,857,649	3,824,383	3,033,266	6,703,525	154,124	65,647	88,477

Offshore	948,779	3,397	945,381	1,011,844	(63,065)	(760)	(62,304)

Total	21,246,558	9,062,027	12,184,530	21,417,258	(170,700)	(22,266)	(148,433)

(*)	Above table is made based on the categorization of “Survey on loans by industry” of Bank of Japan.

Sumitomo Mitsui Trust Holdings, Inc.

13. Problem assets based on the Financial Reconstruction Act (Banking a/c and Principal guaranteed trust a/c combined)

(1) Problem assets based on the Financial Reconstruction Act (After partial direct written-off)

[Consolidated]

	Millions of Yen
	Sep. 2011	Mar. 2011	Change
Problem assets based on the Financial Reconstruction Act (a)	300,324	304,375	(4,051)

Bankrupt and practically bankrupt	42,248	57,982	(15,734)
Doubtful	170,055	119,621	50,433
Substandard	88,021	126,771	(38,750)

Ordinary assets	22,294,889	22,496,326	(201,436)

Total balance (b)	22,595,214	22,800,701	(205,487)

(Ratio to total balance (a) / (b))	1.3%	1.3%	0.0%

(*)	Partial direct written-off: Sep. 2011: 78,350 million yen, Mar. 2011: 85,491 million yen

[Non-consolidated (CMTB) + (STB)]

	Millions of Yen
	Sep. 2011			Mar. 2011	Change
	Total	CMTB	STB	Total	Total	CMTB	STB
Problem assets based on the Financial Reconstruction Act (a)	240,793	97,178	143,614	245,254	(4,461)	7,579	(12,040)

Bankrupt and practically bankrupt	33,742	10,787	22,955	41,252	(7,510)	(6,554)	(956)
Doubtful	133,928	65,291	68,637	93,662	40,266	21,262	19,004
Substandard (b)	73,122	21,100	52,021	110,339	(37,217)	(7,128)	(30,088)

Ordinary assets	21,685,117	9,161,050	12,524,067	21,827,944	(142,826)	(31,696)	(111,129)

Assets to substandard debtors (excluding Substandard) (c)	36,040	706	35,333	28,180	7,859	126	7,733
Assets to other special mention debtors	690,527	287,907	402,619	711,233	(20,706)	(47,070)	26,363
Assets to ordinary debtors	20,958,550	8,872,435	12,086,114	21,088,529	(129,979)	15,247	(145,227)

Total balance (d)	21,925,910	9,258,228	12,667,682	22,073,198	(147,288)	(24,117)	(123,170)

(Ratio to total balance (a) / (d))	1.1%	1.0%	1.1%	1.1%	0.0%	0.0%	(0.1%)

Assets to substandard debtors (b) + (c)	109,162	21,807	87,355	138,520	(29,357)	(7,002)	(22,355)

Note:	CMTB’s partial direct written-off: Sep. 2011: 14,520 million yen, Mar. 2011: 19,319 million yen
STB’s partial direct written-off: Sep. 2011: 35,901 billion yen, Mar. 2011: 38,014 million yen

2) Coverage ratio and allowance ratio of Problem assets based on the Financial Reconstruction Act

[Non-consolidated (CMTB) + (STB)]

	Millions of Yen
	Sep. 2011			Mar. 2011	Change
	Total	CMTB	STB	Total	Total	CMTB	STB
Problem assets based on the Financial Reconstruction Act	240,793	97,178	143,614	245,254	(4,461)	7,579	(12,040)

Coverage ratio	87.9%	88.4%	87.5%	77.9%	10.0%	13.9%	7.7%
Allowance ratio	60.3%	46.1%	65.9%	46.3%	14.0%	7.9%	14.9%

Bankrupt and practically bankrupt	33,742	10,787	22,955	41,252	(7,510)	(6,554)	(956)

Coverage ratio	100.0%	100.0%	100.0%	100.0%	—%	—%	—%
Allowance ratio	100.0%	100.0%	100.0%	100.0%	—%	—%	—%

Doubtful	133,928	65,291	68,637	93,662	40,266	21,262	19,004

Coverage ratio	91.7%	91.5%	91.8%	87.9%	3.8%	5.5%	2.2%
Allowance ratio	67.7%	42.2%	77.5%	63.8%	3.9%	2.7%	2.0%

Substandard	73,122	21,100	52,021	110,339	(37,217)	(7,128)	(30,088)

Coverage ratio	75.4%	73.0%	76.3%	61.2%	14.2%	31.9%	8.2%
Allowance ratio	26.4%	27.5%	25.9%	17.3%	9.1%	14.3%	6.2%

(*1)	Coverage ratio and allowance ratio are calculated by the formula shown below.

Sep. 2011 (CMTB, STB): Coverage ratio = (Collateral value after considering haircuts + allowance for loan losses) / loan balance Allowance ratio = Allowance for loan losses / (Loan balance - collateral value after considering haircuts)

Mar. 2011 (CMTB): Coverage ratio = (Collateral value after considering haircuts + allowance for loan losses) / loan balance Allowance ratio = Allowance for loan losses / (Loan balance - collateral value after considering haircuts)

Mar. 2011 (STB): Coverage ratio = (Collateral value before considering haircuts + allowance for loan losses) / loan balance Allowance ratio = Allowance for loan losses / (Loan balance - collateral value before considering haircuts)

(*2)	Other than above mentioned, there are Reserves for loan trust and Reserves for JOMT (Jointly-operated money trust).

CMTB: Reserves for loan trust 1.1 billion yen, Reserves for JOMT 0.1 billion yen.

STB: Reserves for loan trust 0.0 billion yen, Reserves for JOMT 0.1 billion yen.

Sumitomo Mitsui Trust Holdings, Inc.

(3) Problem assets based on the Financial Reconstruction Act by industry

[Non-consolidated (CMTB) + (STB)]

	Millions of Yen
	Sep. 2011			Mar. 2011	Change
	Total	CMTB	STB	Total	Total	CMTB	STB
Domestic Branches (excluding offshore)	238,468	97,178	141,289	242,383	(3,915)	7,805	(11,720)

Manufacturing	19,943	884	19,059	23,895	(3,952)	(2,379)	(1,572)
Agriculture, forestry, fisheries, mining, quarrying of stone and gravel gathering	—	—	—	64	(64)	—	(64)
Construction	1,683	975	708	1,830	(147)	(219)	71
Electricity, gas, heat supply and water	192	192	—	1,362	(1,170)	—	(1,170)
Information and communications	3,246	338	2,907	13,652	(10,405)	(63)	(10,341)
Transport and postal activities	2,180	929	1,250	1,753	426	143	282
Wholesale and retail trade	3,710	2,284	1,425	6,201	(2,490)	(2,299)	(190)
Finance and insurance	78,744	35,741	43,002	72,584	6,159	21,995	(15,835)
Real estate	53,267	17,430	35,836	62,780	(9,513)	(7,365)	(2,147)
Goods rental and leasing	56	56	—	69	(13)	(13)	—
Others	75,444	38,345	37,099	58,188	17,256	(1,991)	19,247

Offshore	2,324	—	2,324	2,870	(545)	(226)	(319)

Total	240,793	97,178	143,614	245,254	(4,461)	7,579	(12,040)

(*)	Above table is made based on the categorization of “Survey on loans by industry” of Bank of Japan.

14. Self-Assessment and Problem assets based on the Financial Reconstruction Act (Banking a/c and Principal guaranteed trust a/c combined)

[Non-consolidated (CMTB) + (STB)]

Sumitomo Mitsui Trust Holdings, Inc.

15. Allowance for loan losses

(1) Allowance for loan losses

(Banking account)

[Consolidated]

	Millions of Yen
	Sep. 2011	Mar. 2011	Change
Allowance for loan losses	150,660	160,464	(9,804)

General allowance for loan losses (*)	84,611	103,586	(18,975)
Specific allowance for loan losses	66,048	56,877	9,171

Partial direct written-off	79,074	86,132	(7,058)

(*)	Provision of general allowance for loan losses, which was reasonably and comprehensively estimated the effects caused by The Great East Japan Earthquake, is included in General allowance for loan losses:

Sep. 2011: 17,351 million yen, Mar. 2011: 19,349 million yen

[Non-consolidated (CMTB) + (STB)]

	Millions of Yen
	Sep. 2011			Mar. 2011	Change
	Total	CMTB	STB	Total	Total	CMTB	STB
Allowance for loan losses	121,255	39,969	81,286	127,867	(6,611)	(2,338)	(4,273)

General allowance for loan losses (*)	66,651	25,077	41,573	82,299	(15,648)	(3,221)	(12,426)
Specific allowance for loan losses	54,604	14,891	39,712	45,567	9,036	883	8,153

Partial direct written-off	50,567	14,520	36,047	57,463	(6,895)	(4,798)	(2,096)

(*)	Provision of general allowance for loan losses, which was reasonably and comprehensively estimated the effects caused by The Great East Japan Earthquake, is included in General allowance for loan losses:

Sep. 2011: CMTB 6,472 million yen, STB 5,666 million yen

Mar. 2011: CMTB 6,773 million yen, STB 6,091 million yen

(Trust account)

[Non-consolidated (CMTB) + (STB)]

	Millions of Yen
	Sep. 2011			Mar. 2011	Change
	Total	CMTB	STB	Total	Total	CMTB	STB
Reserves for loan trust	1,203	1,106	97	1,588	(385)	(271)	(114)
Reserves for JOMT (Jointly-operated money trust)	270	109	160	311	(40)	76	(116)

Total	1,473	1,216	257	1,899	(426)	(194)	(231)

(*)	Principal guaranteed trust a/c

(2) Reserve ratio for loans to special mention/ ordinary debtors (general allowance for loan losses)

(Banking account)

[Non-consolidated (CMTB) + (STB)]

	Percentage points
	Sep. 2011			Mar. 2011	Change
	Total	CMTB	STB	Total	Total	CMTB	STB
Assets to Special mention debtors	3.3	2.1	4.1	3.4	(0.1)	0.2	(0.4)

Substandard	8.9	10.0	8.7	8.9	0.0	(2.2)	0.4
(Against uncovered portion)	25.5	27.8	24.9	21.7	3.8	5.3	3.5

Other special mention	2.4	1.5	3.1	2.3	0.1	0.3	(0.3)
(Against uncovered portion)	5.6	5.2	5.8	5.3	0.3	2.1	(1.2)

Assets to Ordinary debtors	0.1	0.1	0.1	0.1	0.0	0.0	(0.1)

(*)	Other than specified, above list indicate the ratio of general allowance for loan losses to total loan balance. General allowance for loan losses, which was reasonably and comprehensively estimated the effects caused by The Great East Japan Earthquake, is excluded.

Sep. 2011 (CMTB, STB): Allowance ratio = Allowance for loan losses / (Loan balance - collateral value after considering haircuts)

Mar. 2011 and Sep. 2010 (CMTB): Allowance ratio = Allowance for loan losses / (Loan balance - collateral value after considering haircuts)

Mar. 2011 and Sep. 2010 (STB): Allowance ratio = Allowance for loan losses / (Loan balance - collateral value before considering haircuts)

Sumitomo Mitsui Trust Holdings, Inc.

16. Retirement benefits

[Consolidated]

	Millions of Yen
	Sep. 2011	Mar. 2011	Change
Projected benefit obligation	390,160	383,142	7,017

	Millions of Yen
	1HFY2011	1HFY2010	Change
Retirement benefit expenses	(1,504)	(10,158)	8,654

[Non-consolidated (CMTB) + (CMAB) + (STB)]

	Millions of Yen
	Sep. 2011				Mar. 2011	Change
	Total	CMTB	CMAB	STB	Total	Total	CMTB	CMAB	STB
Projected benefit obligation (A)	369,796	160,366	29,416	180,014	358,872	10,924	8,250	2,715	(41)
(Discount rate)	—	1.9%	1.9%	2.0%	—	—	—%	—%	—%

Plan assets (B)	441,099	174,430	26,271	240,397	426,574	14,525	8,091	1,761	4,672
Provision for retirement benefits (C)	210	—	—	210	223	(13)	—	—	(13)
Advanced benefit paid (D)	222,521	84,724	10,575	127,220	222,861	(340)	728	(666)	(402)
Unrecognized net prior service cost (E)	366	—	—	366	414	(47)	—	—	(47)
Unrecognized net actuarial loss (F)	150,640	70,660	13,720	66,260	154,521	(3,880)	888	288	(5,056)

Note: (A) = (B) + (C) - (D) + (E) + (F)

	Millions of Yen
	1HFY2011				1HFY2011	Change
	Total	CMTB	CMAB	STB	Total	Total	CMTB	CMAB	STB
Retirement benefit expenses	(7,029)	(3,450)	(1,300)	(2,278)	(8,938)	1,908	1,011	(34)	932

Service cost-benefits earned	(4,478)	(1,909)	(428)	(2,141)	(3,952)	(526)	(426)	(90)	(8)
Interest cost on projected benefit obligation	(3,332)	(1,524)	(278)	(1,529)	(3,811)	478	(101)	(29)	609
Expected return on plan assets	13,274	5,388	705	7,180	12,328	946	1,239	100	(393)
Disposal of prior service cost	(47)	—	—	(47)	(45)	(2)	—	—	(2)
Disposal of actuarial loss	(11,712)	(5,356)	(1,299)	(5,056)	(12,996)	1,283	194	(39)	1,129
Others (additional benefit at retirement, etc)	(732)	(49)	—	(683)	(461)	(271)	106	23	(401)

Sumitomo Mitsui Trust Holdings, Inc.

17. Deferred tax assets

1) Major factors for deferred tax assets and deferred tax liabilities

[Consolidated]

	Billions of Yen
	Sep. 2011	Mar. 2011	Change
Net deferred tax assets	275.3	239.2	36.0

Percentage to Tier I	13.2%
Tier I	2,082.8

[Non-consolidated (CMTB) + (STB)]

	Billions of Yen
	Sep. 2011			Mar. 2011	Change
	Total	CMTB	STB	Total	Total	CMTB	STB
Deferred tax assets (A)	219.3	138.6	80.7	217.3	2.0	4.1	(2.1)

Devaluation of securities	76.1	12.5	63.6	83.3	(7.1)	(2.1)	(4.9)
Allowance for loan losses (including written-off of loans)	47.9	16.2	31.7	56.0	(8.0)	(3.9)	(4.1)
Provision for retirement benefits	17.3	2.2	15.0	17.1	0.1	(0.5)	0.7
Loss carry forwards	77.5	77.5	—	75.0	2.5	2.5	—
Valuation difference on available-for-sale securities	16.3	16.3	—	11.3	4.9	4.9	—
Defined hedge gains/ losses	3.8	—	3.8	—	3.8	—	3.8
Provision for investment loss	0.4	—	0.4	0.4	—	—	—
Others	66.2	46.7	19.5	63.3	2.9	0.3	2.5
Valuation allowance	(26.7)	(18.8)	(7.9)	(28.7)	1.9	3.4	(1.5)
Offset with deferred tax liabilities	(59.8)	(14.2)	(45.5)	(60.6)	0.8	(0.5)	1.3

Deferred tax liabilities (B)	—	—	—	—	—	—	—

Employee retirement benefit trust	45.3	8.7	36.5	41.4	3.9	—	3.9
Defined hedge gains/ losses	2.1	2.1	—	8.6	(6.4)	0.7	(7.1)
Valuation difference on available-for-sale securities	5.5	—	5.5	3.3	2.2	—	2.2
Others	6.7	3.2	3.4	7.2	(0.5)	(0.2)	(0.3)
Offset with deferred tax assets	(59.8)	(14.2)	(45.5)	(60.6)	0.8	(0.5)	1.3

Net deferred tax assets (A) - (B)	219.3	138.6	80.7	217.3	2.0	4.1	(2.1)

Percentage to Tier I	10.2%	18.6%	5.8%	10.3%	(0.1%)	0.1%	(0.2%)
Tier I	2,141.3	745.2	1,396.0	2,109.7	31.6	19.1	12.4

2) Adequacy for calculating and posting net deferred tax assets

[CMTB Non-consolidated]

(1) Basic policy

To record the deferred tax assets, the amount is calculated pursuant to the practical guideline on assessing the collectability of deferred tax assets issued by JICPA(“Practical Guideline”(*1)) (*1) JICPA Auditing Committee Report No.66 “Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets”.

(2) Examples on Practical Guideline, Period for Estimated Future Taxable Income, and Taxable Income for the Past 5 Years

Although there are significant operating loss carryforwards on the tax base, as the loss carryforwards are due to extraordinary factors and temporary factors, “examples (4) proviso” of Practical Guideline is applied. Period for estimated future taxable income is 5 years, which is allowed to record pursuant to Practical Guideline subject to rational earnings projection.

	Billions of Yen
	FY2010	FY2009	FY2008	FY2007	FY2006
Taxable income before deduction of loss carry forwards (*)	65.5	92.8	(194.8)	158.4	63.0
Net business profit before credit costs	88.6	92.8	93.2	127.2	148.8

(*)	Including temporary losses of JPY164.2bn due to sales on Japanese stock related investments.

(Reference) Estimated taxable income for further 5 years

Billions of Yen
Projected amount of net business profit before credit costs used for the estimation (Sum of 5 years)	537.2
Projected amount of net income used for the estimation (Sum of 5 years)	435.3
Estimated amount of taxable income before adjustments (Sum of 5 years)	460.4

(*)	Estimated amounts of taxable income before adjustments shown above are calculated conservatively, based on revenue projections of 5 years that address uncertainty in each of these future fiscal years.

[STB Non-consolidated]

(1) Basic policy

STB applies to the company of which performances of past fiscal years are stable. Thus, the item 2 of the practical guideline, “ Treatment for audit of recoverability of deferred tax assets” is applicable. And net deferred tax assets are posted based on the result of tax planning with regard to temporally difference.

	Billions of Yen
	FY2010	FY2009	FY2008	FY2007	FY2006
Taxable income before deduction of loss carry forwards	42.6	(3.0)	86.8	144.6	199.2
Net business profit before credit costs	129.7	175.4	201.0	173.8	175.9

Sumitomo Mitsui Trust Holdings, Inc.

Cautionary Statement Regarding Forward-Looking Statements

This material contains forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995) regarding our intent, belief or current expectations in respect to our future financial conditions, operating results and overall management. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Such forward-looking statements are not guarantees of future performance and actual results may differ, owing to risks and uncertainties, including without limitation: (1) potential difficulties in integrating the management and business operations of our subsidiaries; (2) our ability to successfully execute our group business strategies; and (3) unanticipated events that result in an increase in our credit costs and a deterioration in the quality of our group companies’ loan portfolios. Given such risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the release date of this material. We undertake no obligation to update or revise any forward-looking statements. In addition to this material, please refer to our most recently disclosed documents, such as our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, or press releases we have issued, for a more detailed description of matters that may affect our financial condition and operating results.

Supplemental material on financial results

2nd Quarter of Fiscal Year 2011 ended on Sep. 30 2011

<Definition of terms in this documents>

SMTH: Sumitomo Mitsui Trust Holdings, Inc.	CMTH: Former Chuo Mitsui Trust Holdings, Inc.

CMTB: The Chuo Mitsui Trust and Banking Company, Limited	CMAB: Chuo Mitsui Asset Trust and Banking Company, Limited

STB: The Sumitomo Trust and Banking, Co., Ltd.

Legal Disclaimer

Regarding forward-looking Statements contained in this material

This presentation material contains information that constitutes forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors including but not limited to changes in managerial circumstances. By virtue of the aforementioned reasons, The Sumitomo Trust and Banking Co., Ltd. (referred to hereinafter as “Sumitomo Trust”) hereby cautions against sole reliance on such forward-looking statements in making investment decisions.

1. Breakdown of profit by business group

(1) Gross business profit before credit costs

[Non-consolidated (CMTB + CMAB + STB)]

	Billions of Yen
	1HFY2011			1HFY2010	Change
	Total	CM (*1)	STB	Total	Total	CM (*1)	STB
Retail financial services	70.7	37.4	33.3	73.2	(2.4)	0.5	(2.9)
Wholesale financial services	72.8	26.4	46.3	73.8	(1.0)	(1.7)	0.7
Stock transfer agency services	16.5	9.3	7.1	16.8	(0.3)	(0.2)	(0.0)
Treasury and financial products	80.8	29.5	51.2	58.3	22.4	(5.2)	27.6
Fiduciary services	42.9	19.6	23.3	42.8	0.1	0.1	0.0
Real estate	7.5	3.3	4.2	13.1	(5.5)	(3.2)	(2.2)
Fees paid for outsourcing	(20.0)	(8.5)	(11.5)	(19.8)	(0.1)	(0.2)	0.0
Stock transfer agency services	(7.6)	(3.9)	(3.7)	(7.6)	0.0	(0.1)	0.1
Fiduciary services	(12.3)	(4.6)	(7.7)	(12.1)	(0.1)	(0.1)	(0.0)
Others (*2)	(4.1)	0.1	(4.2)	(0.9)	(3.1)	2.2	(5.3)

Gross business profit before credit costs	250.8	108.0	142.7	240.6	10.1	(7.6)	17.7

(*1)	Combined figures of CMTB and CMAB. Figures of CM are tentative calculations based on certain assumptions (transferpricing, etc.) under managerial accounting.
(*2)	Net of dividend income, cost of capital sourcing and head office expense is included.

1

(2) Net business profit before credit costs

[Consolidated]

	Billions of Yen
	1HFY2011 (*1)	1HFY2010 (*1)	Change
Retail financial services	14.0	16.2	(2.1)
Wholesale financial services	61.7	63.4	(1.6)
Stock transfer agency services	8.0	8.1	(0.0)
Treasury and financial products	75.0	52.9	22.1
Fiduciary services	22.6	22.4	0.1
Real estate	2.9	8.6	(5.6)
Others (*2)	(0.9)	(15.1)	14.2

Net business profit before credit costs	175.6	148.5	27.0

(*1)	Consolidated figures are tentative calculations based on certain assumptions (transferpricing, etc.) under managerial accounting.
(*2)	Net of dividend income, cost of capital sourcing and head office expense is included.

[Non-consolidated (CMTB + CMAB + STB)]

	Billions of Yen
	1HFY2011			1HFY2010	Change
	Total	CM (*3)	STB	Total	Total	CM (*3)	STB
Retail financial services	9.4	6.8	2.5	11.7	(2.3)	0.5	(2.9)
Wholesale financial services	47.3	16.1	31.2	48.7	(1.3)	(1.9)	0.5
Stock transfer agency services	7.3	4.4	2.8	7.6	(0.2)	(0.3)	0.0
Treasury and financial products	75.0	28.4	46.6	52.9	22.1	(5.2)	27.4
Fiduciary services	16.0	7.8	8.1	16.3	(0.3)	(0.3)	0.0
Real estate	2.5	1.1	1.4	7.9	(5.3)	(3.2)	(2.1)
Others (*4)	(20.9)	(9.1)	(11.7)	(18.0)	(2.9)	2.1	(5.1)

Net business profit before credit costs	129.5	51.2	78.2	119.7	9.8	(8.0)	17.8

(*3)	Combined figures of CMTB and CMAB. Figures of CM are tentative calculations based on certain assumptions (transferpricing, etc.) under managerial accounting.
(*4)	Net of dividend income, cost of capital sourcing and head office expense is included.

2

2. Non-performing loans

(1) Risk monitored loans

[Consolidated]

	Millions of Yen
	Sep. 2011	Mar. 2011	Change	Sep. 2011	Mar. 2011	Change
	(Banking a/c and Principal guaranteed trust a/c combined)			(Banking a/c)
Risk monitored loans	278,879	283,870	(4,990)	233,683	259,779	(26,095)
Loans in bankruptcy proceedings	20,111	27,259	(7,147)	20,098	27,245	(7,146)
Other delinquent loans	170,746	129,839	40,906	126,027	114,115	11,911
Loans past due 3 months or more	263	43	220	263	43	220
Restructured loans	87,757	126,728	(38,971)	87,293	118,375	(31,081)

Total loan balance	20,932,626	21,061,240	(128,614)	20,561,278	20,659,253	(97,975)

(Ratio to total loan balance)	1.3%	1.3%	(0.0%)	1.1%	1.3%	(0.2%)

(*)	Partial direct written-off: Sep. 2011: 73,272 millions yen, Mar. 2011: 81,231 million yen

[Non-consolidated (CMTB + STB)]

	Millions of Yen
(Banking a/c and Principal guaranteed trust a/c combined)	Sep. 2011			Mar. 2011	Change
	Total	CMTB	STB	Total	Total	CMTB	STB
Risk monitored loans	232,389	95,943	136,445	236,808	(4,419)	7,752	(12,172)

Loans in bankruptcy proceedings	17,995	3,661	14,334	24,512	(6,517)	(6,340)	(176)
Other delinquent loans	141,271	71,181	70,089	101,956	39,314	21,221	18,092
Loans past due 3 months or more	263	263	—	43	220	220	—
Restructured loans	72,858	20,836	52,021	110,296	(37,438)	(7,349)	(30,088)

Total loan balance	21,246,558	9,062,027	12,184,530	21,417,258	(170,700)	(22,266)	(148,433)

(Ratio to total loan balance)	1.1%	1.1%	1.1%	1.1%	(0.0%)	0.1%	(0.1%)

Note: CMTB’s partial direct written-off: Sep. 2011: 14,317 million yen, Mar. 2011: 19,041 million yen

STB’s partial direct written-off: Sep. 2011: 35,901 billion yen, Mar. 2011: 38,014 million yen

	Millions of Yen
(Banking a/c)	Sep. 2011			Mar. 2011	Change
	Total	CMTB	STB	Total	Total	CMTB	STB
Risk monitored loans	187,193	66,063	121,130	212,718	(25,524)	(14,116)	(11,408)

Loans in bankruptcy proceedings	17,982	3,648	14,334	24,499	(6,516)	(6,340)	(176)
Other delinquent loans	96,552	41,314	55,237	86,233	10,319	(8,492)	18,811
Loans past due 3 months or more	263	263	—	43	220	220	—
Restructured loans	72,394	20,836	51,558	101,942	(29,548)	495	(30,043)

Total loan balance	20,875,210	8,845,801	12,029,408	21,015,271	(140,061)	(15,776)	(124,284)

(Ratio to total loan balance)	0.9%	0.7%	1.0%	1.0%	(0.1%)	(0.2%)	(0.1%)

3

(Trust a/c)

	Millions of Yen
	Sep. 2011			Mar. 2011	Change
	Total	CMTB	STB	Total	Total	CMTB	STB
Risk monitored loans	45,195	29,880	15,315	24,090	21,105	21,869	(764)

Loans in bankruptcy proceedings	13	13	—	13	(0)	(0)	—
Other delinquent loans	44,718	29,867	14,851	15,723	28,995	29,713	(718)
Loans past due 3 months or more	—	—	—	—	—	—	—
Restructured loans	463	—	463	8,353	(7,889)	(7,844)	(45)

Total loan balance	371,348	216,226	155,122	401,987	(30,639)	(6,489)	(24,149)

(Ratio to total loan balance)	12.2%	13.8%	9.9%	6.0%	6.2%	10.2%	0.9%

(*)	Trust a/c is principal guaranteed trust a/c

(2) Risk monitored loans by industry (Banking a/c and Principal guaranteed trust a/c combined)

[Non-consolidated (CMTB + STB)]

	Millions of Yen
	Sep. 2011			Mar. 2011	Change
	Total	CMTB	STB	Total	Total	CMTB	STB
Domestic Branches (excluding offshore)	230,064	95,943	134,120	233,938	(3,874)	7,978	(11,852)

Manufacturing	18,566	884	17,682	23,151	(4,584)	(2,379)	(2,205)
Agriculture, forestry, fisheries, mining, quarrying of stone and gravel gathering	—	—	—	64	(64)	—	(64)
Construction	1,683	975	708	1,820	(137)	(219)	82
Electricity, gas, heat supply and water	192	192	—	1,362	(1,170)	—	(1,170)
Information and communications	3,246	338	2,907	13,652	(10,405)	(63)	(10,341)
Transport and postal activities	2,180	929	1,250	1,753	426	143	282
Wholesale and retail trade	3,462	2,036	1,425	5,925	(2,463)	(2,272)	(190)
Finance and insurance	78,744	35,741	43,002	72,584	6,159	21,995	(15,835)
Real estate	52,925	17,090	35,834	62,411	(9,486)	(7,338)	(2,147)
Goods rental and leasing	56	56	—	69	(13)	(13)	—
Others	69,007	37,698	31,309	51,143	17,864	(1,873)	19,737

Overseas branches and offshore	2,324	—	2,324	2,870	(545)	(226)	(319)

Total	232,389	95,943	136,445	236,808	(4,419)	7,752	(12,172)

Note: Above table is made based on the categorization of “Survey on loans by industry” of Bank of Japan.

4

(3) Problem assets based on the Financial Reconstruction Act (After partial direct written-off)

[Consolidated]

(Banking a/c)

	Millions of Yen
	Sep. 2011	Mar. 2011	Change
Problem assets based on the Financial Reconstruction Act (a)	255,129	280,285	(25,156)

Bankrupt and practically bankrupt	42,208	57,926	(15,718)
Doubtful	125,363	103,940	21,423
Substandard	87,557	118,418	(30,860)

Ordinary assets	21,968,736	22,118,429	(149,692)

Total balance (b)	22,223,866	22,398,714	(174,848)

(Ratio to total balance (a) / (b))	1.1%	1.3%	(0.2%)

Note 1: Partial direct written-off: Sep. 2011: 78,350 million yen, Mar. 2011: 85,491 million yen

Note 2: Figures for Banking a/c and Principal guaranteed trust a/c combined, please refer to “Explanatory Material 2nd Quarter of Fiscal Year 2011 ended on Sep. 30, 2011”.

[Non-consolidated (CMTB + STB)]

(Banking a/c)

	Millions of Yen
	Sep. 2011			Mar. 2011	Change
	Total	CMTB	STB	Total	Total	CMTB	STB
Problem assets based on the Financial Reconstruction Act (a)	195,597	67,298	128,299	221,163	(25,566)	(14,290)	(11,276)

Bankrupt and practically bankrupt	33,702	10,773	22,928	41,196	(7,494)	(6,553)	(940)
Doubtful	89,236	35,424	53,812	77,980	11,256	(8,451)	19,707
Substandard (b)	72,658	21,100	51,558	101,985	(29,327)	715	(30,043)

Ordinary assets	21,358,964	8,974,704	12,384,260	21,450,047	(91,082)	(3,338)	(87,744)

Substandard debtors (excluding Substandard) (c)	36,009	706	35,302	28,148	7,861	126	7,735
Other special mention debtors (*1)	678,752	279,515	399,237	707,196	(28,443)	(55,362)	26,918
Ordinary debtors	20,644,202	8,694,482	11,949,720	20,714,702	(70,499)	51,898	(122,398)

Total balance (d)	21,554,562	9,042,002	12,512,560	21,671,211	(116,648)	(17,628)	(99,020)

(Ratio to total balance (a) / (d))	0.9%	0.7%	1.0%	1.0%	(0.1%)	(0.2%)	(0.1%)

Assets to substandard debtors (b) + (c)	108,667	21,807	86,860	130,134	(21,466)	841	(22,308)

Note:	CMTB’s partial direct written-off: Sep. 2011: 14,520 million yen, Mar. 2011: 19,319 million yen

STB’s partial direct written-off: Sep. 2011: 35,901 billion yen, Mar. 2011: 38,014 million yen

(Principal guaranteed trust a/c)

	Millions of Yen
	Sep. 2011			Mar. 2011	Change
	Total	CMTB	STB	Total	Total	CMTB	STB
Problem assets based on the Financial Reconstruction Act (a)	45,195	29,880	15,315	24,090	21,105	21,869	(764)

Bankrupt and practically bankrupt	40	13	26	55	(15)	(0)	(15)
Doubtful	44,691	29,867	14,824	15,681	29,010	29,713	(703)
Substandard (b)	463	—	463	8,353	(7,889)	(7,844)	(45)

Ordinary assets	326,152	186,346	139,806	377,896	(51,744)	(28,358)	(23,385)

Substandard debtors (excluding Substandard) (c)	30	—	30	32	(1)	—	(1)
Other special mention debtors (*1)	11,774	8,392	3,382	4,037	7,737	8,292	(555)
Ordinary debtors	314,347	177,953	136,393	373,826	(59,479)	(36,650)	(22,828)

Total balance (d)	371,348	216,226	155,122	401,987	(30,639)	(6,489)	(24,149)

(Ratio to total balance (a) / (d))	12.2%	13.8%	9.9%	6.0%	6.2%	10.2%	0.9%

Assets to substandard debtors (b) + (c)	494	—	494	8,386	(7,891)	(7,844)	(47)

Note: Figures for Banking a/c and Principal guaranteed trust a/c combined, please refer to “Explanatory Material 2nd Quarter of Fiscal Year 2011 ended on Sep. 30, 2011”.

5

(4) Migration analysis of assets to special mention or worse categories (Banking a/c and Principal guaranteed trust a/c combined)

[Non-consolidated (CMTB + STB)]

	Billions of Yen
	Balance			Migration of (A)
	Mar. 2011	Sep. 2011	Change (A)	Downgrade (+)	Downgrade (-)	Upgrade (+)	Upgrade (-)	Repayment, etc.
Bankrupt and practically bankrupt	41.3	33.7	(7.5)	3.3	—	—	(3.8)	(7.0)
Doubtful	93.7	133.9	40.3	63.0	(1.2)	1.4	(12.1)	(10.8)
Assets to substandard debtor	138.5	109.2	(29.4)	9.4	(9.5)	1.0	(20.1)	(10.1)
Other special mention	711.2	690.5	(20.7)	223.0	(19.4)	14.4	(165.9)	(72.9)

[CMTB]

	Billions of Yen
	Balance			Migration of (A)
	Mar. 2011	Sep. 2011	Change (A)	Downgrade (+)	Downgrade (-)	Upgrade (+)	Upgrade (-)	Repayment, etc.
Bankrupt and practically bankrupt	17.3	10.8	(6.6)	2.4	—	—	(3.1)	(5.8)
Doubtful	44.0	65.3	21.3	34.9	(1.0)	1.3	(10.4)	(3.5)
Assets to substandard debtor	28.8	21.8	(7.0)	7.4	(8.1)	0.5	(6.1)	(0.7)
Other special mention	335.0	287.9	(47.1)	100.3	(7.1)	9.8	(137.5)	(12.6)

[STB]

	Billions of Yen
	Balance			Migration of (A)
	Mar. 2011	Sep. 2011	Change (A)	Downgrade (+)	Downgrade (-)	Upgrade (+)	Upgrade (-)	Repayment, etc.
Bankrupt and practically bankrupt	23.9	23.0	(1.0)	0.9	—	—	(0.6)	(1.2)
Doubtful	49.6	68.6	19.0	28.1	(0.2)	0.1	(1.7)	(7.3)
Assets to substandard debtor	109.7	87.4	(22.4)	1.9	(1.4)	0.5	(14.0)	(9.3)
Other special mention	376.3	402.6	26.4	122.7	(12.2)	4.6	(28.4)	(60.3)

6

(5) Final disposal of non-performing loans (Banking a/c and Principal guaranteed trust a/c combined)

(i) Loans outstanding in doubtful or worse categories

[Non-consolidated (CMTB + STB)]

Total

	Billions of Yen
	Sep. 2008	Mar. 2009	Sep. 2009	Mar. 2010	Sep. 2010	Mar. 2011	Sep. 2011			Change from
							Total	CMTB	STB	Mar. 2011
Loans in bankrupt/ practically bankrupt	61.4	64.7	58.7	37.4	32.2	41.3	33.7	10.8	23.0	(7.5)
Doubtful loans	103.1	159.5	339.6	138.3	112.6	93.7	133.9	65.3	68.6	40.3
Total	164.5	224.1	398.4	175.8	144.8	134.9	167.7	76.1	91.6	32.8

Loans outstanding in doubtful or worse categories as of Sep. 2008 and disposal thereafter
Loans in bankrupt/ practically bankrupt	61.4	44.8	39.7	18.8	17.5	17.2	9.7	3.3	6.4	(7.5)
Doubtful loans	103.1	78.8	59.6	61.5	40.6	35.9	32.3	16.3	16.0	(3.7)
Total	164.5	123.6	99.3	80.3	58.1	53.1	42.0	19.6	22.4	(11.1)

New entry to doubtful or worse categories during 2HFY2008 and disposal thereafter
Loans in bankrupt/ practically bankrupt		19.9	13.4	9.3	1.6	0.7	0.4	0.3	0.1	(0.3)
Doubtful loans		80.6	44.7	13.2	6.6	5.5	3.8	2.8	1.0	(1.8)
Total		100.5	58.0	22.4	8.3	6.2	4.2	3.1	1.1	(2.1)

New entry to doubtful or worse categories during 1HFY2009 and disposal thereafter
Loans in bankrupt/ practically bankrupt			5.7	6.5	8.2	4.2	3.7	3.6	0.1	(0.5)
Doubtful loans			235.4	45.1	37.8	22.6	16.3	2.7	13.6	(6.3)
Total			241.1	51.6	46.0	26.7	20.0	6.3	13.7	(6.8)

New entry to doubtful or worse categories during 2HFY2009 and disposal thereafter
Loans in bankrupt/ practically bankrupt				2.9	2.7	1.5	0.8	0.6	0.2	(0.7)
Doubtful loans				18.5	10.5	9.7	6.0	2.2	3.8	(3.8)
Total				21.5	13.2	11.2	6.7	2.8	4.0	(4.5)

New entry to doubtful or worse categories during 1HFY2010 and disposal thereafter
Loans in bankrupt/ practically bankrupt					2.1	1.8	1.0	0.8	0.2	(0.8)
Doubtful loans					17.1	8.6	7.3	2.8	4.6	(1.3)
Total					19.2	10.4	8.3	3.5	4.8	(2.0)

New entry to doubtful or worse categories during 2HFY2010 and disposal thereafter
Loans in bankrupt/ practically bankrupt						15.9	16.0	0.9	15.1	0.1
Doubtful loans						11.3	5.3	3.7	1.6	(6.0)
Total						27.2	21.3	4.6	16.7	(5.9)

New entry to doubtful or worse categories during 1HFY2011 and disposal thereafter
Loans in bankrupt/ practically bankrupt							2.2	1.4	0.7	2.2
Doubtful loans							63.0	34.9	28.1	63.0
Total							65.2	36.3	28.8	65.2

(ii) Progress of final disposal

[Non-consolidated (CMTB + STB)]

(Billions of Yen)

Period	Primary amount (A)	Amount as of Sep. 2011 (B)	Quasi final disposal or in the process of final disposal (C) (Less)	Amount of final disposal during 1HFY2011 (Less)	Ratio of final disposal progression (A-B)/A (%)	Adjusted ratio of final disposal progression (A-B+C)/A (%) (*)
Before 1HFY2008	2,903.9	42.0	8.5	10.8	98.6	98.8
2HFY2008	100.5	4.2	0.1	2.0	95.8	96.0
1HFY2009	241.1	20.0	3.5	6.7	91.7	93.2
2HFY2009	21.5	6.7	0.2	4.5	68.6	69.4
1HFY2010	19.2	8.3	0.1	2.0	56.6	57.3
2HFY2010	27.2	21.3	14.8	6.4	21.7	76.3
1HFY2011	65.2	65.2	0.3	—	—	0.4

Total	—	167.7	27.6	32.4	—	—

(*)	Ratio of final disposal progression considering quasi final disposal

7

3. Capital and total risk-weighted assets (Basel II)

(1) BIS capital adequacy ratio

[CMTB] (Domestic standard)

	< Consolidated >
	Billions of Yen
	Sep. 2011 (Preliminary)	Mar. 2011	Change
Total qualifying capital	1,033.3	1,024.7	8.5
Tier I	713.6	696.4	17.1
Tier II	331.3	343.7	(12.3)
Deduction (double gearing, etc.)	(11.5)	(15.4)	3.8

Total risk-weighted assets	6,421.2	6,622.5	(201.3)

BIS capital adequacy ratio	16.09%	15.47%	0.62%
(Tier I capital ratio)	11.11%	10.51%	0.60%

Note: Non-consolidated BIS capital adequacy ratio and Tier I capital ratio as of Sep. 2011 are 16.32% and 11.45%, respectively.

[CMAB] (Domestic standard)

	< Non-consolidated >
	Billions of Yen
	Sep. 2011 (Preliminary)	Mar. 2011	Change
Total qualifying capital	37.4	35.2	2.1
Tier I	37.4	35.2	2.1
Tier II	—	—	—
Deduction (double gearing, etc.)	—	—	—

Total risk-weighted assets	109.9	112.2	(2.3)

BIS capital adequacy ratio	34.04%	31.44%	2.60%
(Tier I capital ratio)	34.04%	31.44%	2.60%

[STB] (International standard)

	< Consolidated >
	Billions of Yen
	Sep. 2011 (Preliminary)	Mar. 2011	Change
Total qualifying capital	1,909.2	1,880.8	28.3
Tier I	1,365.1	1,333.9	31.2
Tier II	643.3	646.6	(3.2)
Deduction (double gearing, etc.)	(99.3)	(99.6)	0.3

Total risk-weighted assets	11,354.9	12,028.0	(673.0)

BIS capital adequacy ratio	16.81%	15.63%	1.18%
(Tier I capital ratio)	12.02%	11.09%	0.93%

Note: Non-consolidated BIS capital adequacy ratio and Tier I capital ratio as of Sep. 2011 are 18.11% and 13.05%, respectively.

Note: Risk measurement methodologies are as follows.

	CMTB Consolidated, Non-consolidated	CMAB Non-consolidated	STB Consolidated, Non-consolidated
Credit risk	Foundation Internal Ratings-Based Approach	Standardized Approach	Foundation Internal Ratings-Based Approach

Operational risk	Standardized Approach	Standardized Approach	Standardized Approach

Market risk (International standard)			Internal Models Approach

8

<Reference> Other referential financial figures

(1) Balance Sheets

[Non-consolidated (CMTB + CMAB + STB)]

	Billions of Yen
	Sep. 2011				Mar. 2011	Change
	Total	CMTB	CMAB	STB		Total	CMTB	CMAB	STB
Assets:
Cash and due from banks	2,032.8	554.3	20.9	1,457.5	1,080.1	952.6	82.4	(6.5)	876.7
Call loans	34.0	—	—	34.0	15.3	18.6	—	—	18.6
Receivables under resale agreements	51.5	—	—	51.5	33.2	18.3	—	—	18.3
Receivables under securities borrowing transactions	7.7	6.7	—	1.0	9.3	(1.6)	(2.6)	—	1.0
Monetary claims bought	272.9	100.0	—	172.8	292.0	(19.0)	0.1	—	(19.2)
Trading assets	694.3	47.1	—	647.2	678.7	15.5	10.5	—	5.0
Money held in trust	22.0	—	—	22.0	22.2	(0.1)	—	—	(0.1)
Securities	7,368.5	2,960.5	30.2	4,377.7	8,721.5	(1,352.9)	(721.8)	(58.9)	(572.2)
Loans and bills discounted	20,875.2	8,845.8	—	12,029.4	21,015.2	(140.0)	(15.7)	—	(124.2)
Foreign exchanges	6.6	1.0	—	5.5	17.9	(11.2)	(11.1)	—	(0.0)
Other assets	1,157.8	257.9	27.8	872.1	1,416.7	(258.8)	(97.5)	(2.0)	(159.2)
Tangible fixed assets	219.8	96.3	0.3	123.1	214.1	5.7	(2.0)	(0.0)	7.8
Intangible fixed assets	55.2	19.9	3.6	31.6	51.8	3.3	0.0	0.0	3.3
Deferred tax assets	222.9	138.6	3.5	80.7	220.4	2.4	4.1	0.4	(2.1)
Customers’ liabilities for acceptances and guarantees	403.7	53.2	—	350.5	385.8	17.8	3.5	—	14.3
Allowance for loan losses	(121.2)	(39.9)	—	(81.2)	(127.8)	6.6	2.3	—	4.2
Allowance for investment loss	(1.1)	—	—	(1.1)	(1.1)	—	—	—	—

Total assets	33,303.2	13,041.8	86.5	20,174.8	34,045.8	(742.6)	(747.6)	(67.1)	72.1

Liabilities:
Deposits	22,182.1	9,372.6	0.0	12,809.4	21,639.6	542.4	36.4	(0.0)	505.9
Negotiable certificates of deposit	2,766.5	318.3	—	2,448.2	2,627.6	138.9	(51.7)	—	190.6
Call money	406.9	110.4	39.0	257.5	409.8	(2.8)	(138.5)	(64.0)	199.6
Payables under repurchase agreements	140.5	18.5	—	121.9	620.8	(480.3)	18.5	—	(498.8)
Collateral for lending securities	648.4	648.4	—	—	1,320.4	(672.0)	(513.2)	—	(158.7)
Trading liabilities	179.9	10.9	—	168.9	110.4	69.4	3.2	—	66.1
Borrowed money	1,546.0	659.4	—	886.6	1,764.7	(218.6)	(19.5)	—	(199.0)
Foreign exchanges	0.1	—	—	0.1	0.0	0.0	—	—	0.0
Short-term bonds payable	253.0	—	—	253.0	325.7	(72.6)	—	—	(72.6)
Corporate bonds	740.2	262.2	—	477.9	702.1	38.0	(4.9)	—	43.0
Borrowed money from trust account	1,109.6	700.7	—	408.9	1,233.3	(123.7)	(100.9)	—	(22.7)
Other liabilities	947.7	134.4	8.5	804.8	935.2	12.5	18.0	0.2	(5.7)
Provision for bonuses	6.5	2.0	0.4	4.1	6.8	(0.2)	0.0	0.0	(0.2)
Provision for directors’ bonuses	—	—	—	—	0.0	(0.0)	—	—	(0.0)
Provision for retirement benefits	0.2	—	—	0.2	0.2	(0.0)	—	—	(0.0)
Provision for reimbursement of deposits	6.3	5.1	—	1.1	6.4	(0.0)	(0.1)	—	0.0
Provision for contingent loss	17.7	7.3	—	10.4	18.4	(0.6)	0.1	—	(0.8)
Provision for relocation expenses	9.0	0.2	0.3	8.5	5.6	3.4	0.2	0.3	2.8
Deferred tax liabilities for land revaluation	5.1	—	—	5.1	5.7	(0.5)	—	—	(0.5)
Acceptances and guarantees	403.7	53.2	—	350.5	385.8	17.8	3.5	—	14.3

Total liabilities	31,370.3	12,304.0	48.3	19,017.9	32,119.3	(749.0)	(748.8)	(63.4)	63.1

Net assets:
Capital stock	752.7	399.6	11.0	342.0	752.7	—	—	—	—
Capital surplus	466.8	149.0	21.2	296.5	467.3	(0.4)	—	—	(0.4)
Legal capital surplus	412.8	149.0	21.2	242.5	412.8	—	—	—	—
Other capital surplus	54.0	—	—	54.0	54.4	(0.4)	—	—	(0.4)
Retained earnings	748.0	220.7	5.9	521.4	719.9	28.1	9.1	(3.7)	22.7
Legal retained earnings	105.5	49.5	—	56.0	100.8	4.7	1.6	—	3.1
Other retained earnings	642.5	171.1	5.9	465.3	619.0	23.4	7.5	(3.7)	19.6
Reserve for overseas investment loss	0.0	—	—	0.0	0.0	(0.0)	—	—	(0.0)
Other voluntary reserve	371.8	—	—	371.8	371.8	—	—	—	—
Retained earnings brought forward	270.6	171.1	5.9	93.5	247.2	23.4	7.5	(3.7)	19.6
Treasury stock	—	—	—	—	(0.4)	0.4	—	—	0.4

Shareholders’ equity	1,967.6	769.4	38.1	1,160.0	1,939.4	28.1	9.1	(3.7)	22.7

Valuation difference on available-for-sale securities	(10.2)	(18.3)	(0.0)	8.0	(4.3)	(5.8)	(9.0)	0.0	3.2
Deferred gains or losses on hedges	(2.4)	3.2	—	(5.6)	12.6	(15.0)	1.0	—	(16.1)
Revaluation reserve for land	(22.0)	(16.5)	—	(5.5)	(21.2)	(0.8)	—	—	(0.8)

Valuation and translation adjustments	(34.7)	(31.6)	(0.0)	(3.0)	(13.0)	(21.7)	(8.0)	0.0	(13.7)

Total net assets	1,932.8	737.7	38.1	1,156.9	1,926.4	6.4	1.1	(3.6)	9.0

Total liabilities and net assets	33,303.2	13,041.8	86.5	20,174.8	34,045.8	(742.6)	(747.6)	(67.1)	72.1

9

(2) Statements of Income

[Non-consolidated (CMTB + CMAB + STB)]

Items	Billions of Yen
	1HFY2011				1HFY2010	Change
	Total	CMTB	CMAB	STB		Total	CMTB	CMAB	STB
Ordinary income	378.3	138.0	21.2	219.0	387.4	(9.1)	(11.5)	(0.1)	2.5

Trust fees	46.9	5.0	17.3	24.5	48.5	(1.5)	(0.7)	(0.1)	(0.5)
Interest income	189.1	79.6	0.0	109.4	195.0	(5.8)	(0.4)	(0.0)	(5.4)
Interest on loans and discounts	122.0	49.7	—	72.3	131.5	(9.4)	(4.6)	—	(4.7)
Interest on securities	60.8	27.2	0.0	33.5	52.2	8.6	4.2	(0.0)	4.4
Fees and commissions	68.9	30.0	3.8	35.0	72.7	(3.8)	(2.8)	0.0	(1.0)
Trading income	3.3	1.8	—	1.5	7.1	(3.7)	0.3	—	(4.1)
Other ordinary income	61.5	18.2	—	43.3	50.7	10.7	(5.3)	—	16.1
Other income	8.3	3.1	0.0	5.1	13.2	(4.9)	(2.5)	(0.0)	(2.3)

Ordinary expenses	290.7	117.6	16.1	157.0	296.6	(5.8)	10.3	0.5	(16.7)

Interest expenses	71.2	27.5	0.0	43.6	76.3	(5.0)	(3.1)	(0.0)	(1.8)
Interest on deposits	44.2	18.7	—	25.5	48.7	(4.4)	(2.3)	—	(2.1)
Fees and commissions payments	30.9	7.4	6.4	17.1	31.3	(0.4)	0.0	(0.0)	(0.3)
Trading expenses	0.2	0.2	—	—	0.0	0.1	0.1	—	—
Other ordinary expenses	16.7	6.4	—	10.3	25.8	(9.1)	1.5	—	(10.6)
General and administrative expenses	133.3	54.2	9.2	69.8	134.4	(1.1)	(0.2)	0.3	(1.1)
Other expenses	38.3	21.8	0.3	16.1	28.5	9.7	12.0	0.3	(2.7)

Ordinary profit	87.5	20.4	5.1	61.9	90.8	(3.2)	(21.8)	(0.6)	19.3

Extraordinary income	0.2	—	—	0.2	15.0	(14.7)	(8.0)	—	(6.7)
Extraordinary loss	7.8	3.0	0.3	4.4	21.3	(13.5)	0.8	0.0	(14.4)

Income before Income Taxes	79.9	17.3	4.8	57.7	84.5	(4.5)	(30.8)	(0.7)	27.0

Income taxes-Current	12.3	0.0	2.4	9.8	6.7	5.5	0.0	(0.1)	5.7
Income taxes-Deferred	9.9	0.1	(0.4)	10.3	(7.1)	17.1	(14.9)	(0.1)	32.2

Income taxes	22.3	0.1	1.9	20.1	(0.4)	22.7	(14.8)	(0.3)	37.9

Net income	57.6	17.1	2.8	37.6	84.9	(27.2)	(15.9)	(0.4)	(10.8)

10

(3) Statement of trust account

[Non-consolidated (CMTB + CMAB + STB)]

Items	Billions of Yen
	Sep. 2011				Mar. 2011	Change
	Total	CMTB	CMAB	STB		Total	CMTB	CMAB	STB
Loans and bills discounted	543.9	219.9	—	323.9	565.0	(21.1)	(11.9)	—	(9.2)
Securities	586.2	3.1	76.1	506.9	713.1	(126.8)	(0.1)	(1.0)	(125.6)
Beneficiary rights	98,627.6	0.0	29,895.6	68,732.0	95,836.2	2,791.3	(0.0)	(702.8)	3,494.2
Securities held in custody accounts	190.7	0.1	—	190.6	304.5	(113.8)	(0.0)	—	(113.8)
Money claims	9,577.3	0.1	1,334.2	8,242.9	10,245.3	(668.0)	(0.0)	(82.6)	(585.3)
Tangible fixed assets	9,311.0	4,927.5	—	4,383.5	9,419.0	(108.0)	(102.2)	—	(5.7)
Intangible fixed assets	66.9	30.7	—	36.1	68.3	(1.3)	(0.2)	—	(1.1)
Other claims	1,728.6	36.3	—	1,692.2	1,756.3	(27.7)	(0.6)	—	(27.0)
Call loans	27.8	—	—	27.8	42.3	(14.5)	—	—	(14.5)
Loans to banking account	1,109.6	700.7	—	408.9	1,233.3	(123.7)	(100.9)	—	(22.7)
Cash and due from banks	418.0	174.2	19.7	224.0	428.6	(10.5)	(11.7)	1.2	(0.0)

Total assets	122,188.1	6,093.0	31,325.7	84,769.3	120,612.5	1,575.6	(227.9)	(785.2)	2,588.8

Money trusts	21,820.9	712.0	8,249.5	12,859.3	22,032.9	(212.0)	(65.5)	(55.4)	(90.9)
Pension trusts	12,725.4	—	6,581.0	6,144.3	13,254.9	(529.5)	—	(414.4)	(115.0)
Property formation benefit trusts	22.0	13.2	—	8.7	22.1	(0.0)	(0.0)	—	(0.0)
Loan trusts	180.4	179.9	—	0.5	248.2	(67.8)	(48.3)	—	(19.4)
Securities investment trusts	38,716.5	—	12,242.5	26,473.9	37,776.4	940.0	—	(251.9)	1,192.0
Money entrusted, other than money trusts	3,090.4	0.2	326.5	2,763.6	2,553.3	537.0	(0.0)	(12.6)	549.7
Securities trusts	20,168.7	0.1	1,410.8	18,757.7	18,550.6	1,618.0	(0.0)	25.3	1,592.6
Money claim trusts	9,607.0	1.0	1,353.5	8,252.4	10,288.9	(681.8)	(0.0)	(81.3)	(600.4)
Land and fixtures trusts	118.6	76.5	—	42.0	118.1	0.4	0.3	—	0.1
Composite trusts	15,737.8	5,109.8	1,161.6	9,466.3	15,766.4	(28.6)	(114.2)	5.3	80.2
Other trusts	0.0	0.0	—	0.0	0.0	—	—	—	—

Total liabilities	122,188.1	6,093.0	31,325.7	84,769.3	120,612.5	1,575.6	(227.9)	(785.2)	2,588.8

(*)	The amount of retrusted assets to Japan Trustee Services Bank, Ltd. as a securities processing is included in Beneficiary rights:

Sep. 2011: CMAB 29,881.4 billion yen, STB 68,695.2 billion yen

Mar. 2011: CMAB 30,583.8 billion yen, STB 65,200.9 billion yen

11

(4) Breakdown of principal guaranteed trust a/c

[Non-consolidated (CMTB + STB)]

	Billions of Yen
	Sep. 2011			Mar. 2011	Change
	Total	CMTB	STB		Total	CMTB	STB
Money trusts
Loans and bills discounted	371.3	216.2	155.1	401.9	(30.6)	(6.4)	(24.1)
Securities	0.0	—	0.0	0.0	—	—	—
Others	920.5	573.6	346.9	1,041.2	(120.7)	(87.1)	(33.6)

Total assets	1,291.9	789.8	502.0	1,443.3	(151.4)	(93.6)	(57.7)

Principal	1,290.7	789.6	501.1	1,442.1	(151.3)	(93.7)	(57.6)
Reserves for JOMT (Jointly-operated money trust)	0.2	0.1	0.1	0.3	(0.0)	0.0	(0.1)
Others	0.8	0.0	0.8	0.8	0.0	0.0	(0.0)

Total liabilities	1,291.9	789.8	502.0	1,443.3	(151.4)	(93.6)	(57.7)

Loan trusts
Loans and bills discounted	—	—	—	—	—	—	—
Securities	0.4	0.4	—	0.4	(0.0)	(0.0)	—
Others	181.2	180.7	0.5	249.1	(67.8)	(48.3)	(19.4)

Total assets	181.7	181.2	0.5	249.5	(67.8)	(48.3)	(19.4)

Principal	179.0	178.6	0.4	246.0	(66.9)	(47.7)	(19.1)
Reserves for loan trust	1.2	1.1	0.0	1.5	(0.3)	(0.2)	(0.1)
Others	1.4	1.4	0.0	1.9	(0.4)	(0.3)	(0.1)

Total liabilities	181.7	181.2	0.5	249.5	(67.8)	(48.3)	(19.4)

12